10

04045619

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Insurance Australia Group Limited

*CURRENT ADDRESS Level 21, 388 George Street
Sydney NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

FILE NO. 82- 34821 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 10/13/04

6-30-04

RECEIVED

2004 OCT -1 A 9:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34821

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

Directory

Stock Exchange Listings
Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)

Investor Information/Administration
Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067
Or by mail to
GPO Box 4709
Melbourne VIC 3001

Telephone: 1300 360 688
Email: iag@computershare.com.au
Facsimile: (03) 9473 2470
Website: www.iag.com.au

Investor Relations
Email: investor.relations@iag.com.au

Ms Anne O'Driscoll
Group Company Secretary & Head of Investor Relations
Telephone: (02) 9292 3169
Facsimile: (02) 9292 3109
Email: anne.o'driscoll@iag.com.au

Registered Office
Insurance Australia Group Limited
Level 26, 388 George Street
SYDNEY NSW 2000
Telephone: (02) 9292 9222

Key dates for shareholders - proposed

Final dividend – ordinary shares	
- Ex-dividend date	9 September 2004
- Record date	15 September 2004
- Payment date	18 October 2004
Annual General Meeting	10 November 2004
Half-yearly reset preference shares dividends due	15 December 2004
Announcement of half year results - 31 December 2004	24 February 2005
Interim dividend – ordinary shares	
- Ex-dividend date	10 March 2005
- Record date	16 March 2005
- Payment date	18 April 2005
Half-yearly reset preference shares dividends due	15 June 2005
Announcement of annual results to 30 June 2005	18 August 2005

CONTENTS

Introduction

- The net profit after tax for shareholders of $665m is a record for the Group. It reflects the first year in which the acquisition of CGU and NZI (acquired in January 2003) are included for a full year and a confluence of favourable equity market and insurance environments.
- The result also includes benefits derived from continuous business improvement and the effective completion of the integration programme during the year.
- Apart from some severe storms experienced in 1H04 and early in 2H04, the general claims environment was a significant factor supporting the improved results with lower frequency of claims assisted by drier weather conditions.
- Marking the closure of the integration programme, the Australian business management structure has been reorganised to be more aligned with the integrated business model. The new model segments the Australian business based on the customer lines, ie. Australian personal lines and Australian commercial lines, departing from previous segmentation by duration of underlying insurance products – short-tail versus long-tail. The composition of the international segment is unchanged.
- The Australian personal lines business segment comprises motor vehicle, home and contents, niche insurance (pleasure craft, vintage car, caravan & travel insurance) and compulsory third party insurance ('CTP' or motor liability) products.
- The Australian commercial lines business segment comprises Fire & ISR (industrial special risks), commercial property, commercial motor, rural and horticultural insurance, marine insurance, public liability, professional indemnity, home warranty and workers' compensation. It also includes the inwards reinsurance run-off.
- The commentary in this report has been prepared consistent with the Group reorganisation, ie Australian personal lines, Australian commercial lines and international business. FY03 and 1H04 comparatives have been restated on this basis. Appendices A and B contain the results analysed on the basis of the superseded segments.
- The commentary and analysis of the result focuses on comparing 1H04 to 2H04, as full year analysis will not be consistent due to the inclusion of CGU/NZI performance for only six months in FY03.
- It is also worth noting that commission expense in this report includes commission paid to RACV, the distributor of the Group's directly sold personal lines in Victoria. This was previously classified as a direct underwriting expense consistent with the commissions paid by the underwriter to the Group's own distributor in NSW and the ACT. The reclassification has been made to more appropriately recognise the external relationship with RACV. Given the commission rate has remained constant over the comparative periods, there is no effect on commission ratio trends.

Financial Results

Consolidated Financial Results	Full-year ended Jun-02	Full-year ended June-03	Full-year ended Jun-04
	A$m	A$m	A$m
Gross written premium	**3,558**	**5,150**	**6,427**
Gross earned premium	**3,448**	**4,885**	**6,265**
Reinsurance expense	(253)	(249)	(402)
Net premium revenue	**3,195**	**4,636**	**5,863**
Net claims expense	(2,425)	(3,363)	(3,815)
Net commission expense	(65)	(264)	(454)
Underwriting expense	(563)	(810)	(1,046)
Underwriting profit	**142**	**199**	**548**
Investment income on technical reserves	136	372	244
Insurance profit	**278**	**571**	**792**
Financial services	(5)	3	15
Net corporate expenses	(42)	(39)	(27)
Amortisation	(43)	(81)	(118)
Interest	(24)	(47)	(57)
Profit from fee based businesses	32	10	22
Investment income on shareholders' funds	(234)	(120)	434
Investment income on external funds	(75)	20	50
NSW Insurance Protection Tax	(21)	(20)	(20)
Non-recurring items[1]	33	-	61
Profit/(loss) before income tax	**(101)**	**297**	**1,152**
Income tax (expense)/benefit	18	(80)	(346)
Profit/(loss) after income tax	**(83)**	**217**	**806**
Outside equity interests	58	(64)	(141)
Profit/(loss) attributable to all shareholders	**(25)**	**153**	**665**
Dividends paid to reset preference shares	-	(21)	(29)
Profit/(loss) attributable to ordinary shareholders	**(25)**	**132**	**636**

1. *Non-recurring items in FY02 were the profit from the sale of the Building Society ($45m) and legal expenses related to "Share the Future" ($12m), and the non-recurring item in FY04 is the profit on sale of the ClearView business.*

- The Group increased its net profit after tax to ordinary shareholders to $636m, equating to almost five times the FY03 result of $132m. Whilst the strong equity market performance lifted the Group's results, the core insurance operations again delivered a result that exceeded the Group's published long-term target ranges.
- The key drivers of the full year result were:
  - Although the Group incurred $265m of storm claims in the year, overall weather conditions were relatively favourable. A reduced frequency of events (particularly in motor) was partially offset by increased severity of claims events (particularly in home) during the year. Strong performance of the underlying business continues to be a significant driver of improving operating margins. The combined ratio (or 'COR') improved from 95.7% in FY03 to 90.7% in FY04.
  - A $123m benefit from increased discount rates on claims reserves. This contrasts with $84m expense for reduced discount rates in FY03. Excluding this benefit, the underlying combined ratio was 92.7%, a 3.0% improvement on the prior year.
  - The continued strong performance of equity markets during 2H04 produced a significant increase in the pre-tax investment return on shareholders' funds of $434m for FY04 compared with a negative return of $120m in FY03.
  - The non-recurring item in FY04 is the profit on sale of the ClearView business, completed in January 2004 at a profit of $61m pre-tax ($57m after tax).

- This year's result is the best performance achieved by the Group since its listing four years ago, delivered on the back of continued margin improvement in the underlying business and the recovery in equity markets.
- The results and outlook for continued growth in earnings has enabled the Group to double the final dividend to 14.0 cents per share (FY03: 7.0 cents per share), bringing the full year dividend to 22.0 cents per share (FY03: 11.5 cents per share).

Overview of Financial Position

- The Group intends to manage its capital around its current target multiple of 1.6 times its minimum capital requirement ('MCR'). Following strong business performance in 1H04, the Group flagged its intention to conduct a buy-back to manage its excess capital.
- The buy-back was completed in June 2004, with a total of 94.1m shares bought back at $4.40 per share for a total of $414m. This represented around 5.6% of the Group's ordinary shares on issue. The fully franked dividend component was $246m or $2.62 per share.
- Following the buy-back and the Group's continued strong performance over 2H04, the Group's MCR multiple as at 30 June 2004 is 1.75 times MCR. Most of the surplus above 1.60 times MCR will be ultilised by the final dividend of 14.0 cents per share payable in October 2004.
- In March 2004, Standard & Poor's ('S&P') raised its insurer financial strength and counterparty credit ratings on CGU Insurance Limited ('CGU') and its wholly owned subsidiaries to 'AA' from 'AA-'. This upgrade brought the CGU ratings into line with the current 'AA' rating on the other key insurance entities and is an added competitive advantage for the CGU business. These are currently the highest of any Australian based financial institution.
- Over the cycle, the Group expects to continue to generate surplus capital from a combination of continued strong underlying business performance and positive returns from equity markets.

Completion of CGU & NZI integration

- The Group has delivered $156m of the targeted $160m (pre-tax) of annual recurring integration benefits. The remaining benefits are concentrated in a small number of initiatives to be completed during 1H05. Realisation of these benefits and sustainability of the programme benefits is now part of 'business as usual' operating responsibilities.
- Implementation costs are now expected to total $145m, in line with original targets.
- A total of $79m of synergy benefits has flowed to the bottom line since the integration programme commenced. This is $39m below the forecasts published with the 1H04 results. The bulk of this difference arises because the original estimates assumed immediate flow to the bottom line of claims-related benefits. In reality, it took longer to deliver the benefits as there was a longer transition period for all claims to be recorded and processed through the new system. This situation was exacerbated by the Melbourne storms in December 2003, which occurred just as the claims were being migrated. The benefits became apparent in the results from April 2004.
- There is no short-fall in the expected final benefits.
- The following table summarises the overall financial picture of the integration programme:

Synergy realisation schedule	Half-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Half-year ended Jun-04	Annual recurring
All amounts are pre-tax (A$m)	Actual	Actual	Target	Actual	Estimated
Cumulative run-rate per annum					
Personal lines	15	41	80	80	80
Commercial	14	27	27	27	31
IT, shared services & overheads	13	33	33	33	33
Australia sub-total	42	101	140	140	144
International - New Zealand	12	16	20	16	16
Total synergies in run-rate	54	117	160	156	160
Reported income statement					
Synergy benefits collected	9	33	76	37	160
Costs of implementation expensed	(45)	(25)	(25)	(27)	-
Net impact on profit for period	**(36)**	**8**	**51**	**10**	**160**

The original estimates for the final recurring amount announced in October 2002 were $30m for Australian personal lines; $40m for commercial lines; $70m for IT, Shared Services and overheads; and $20m for New Zealand. The essential difference with the totals shown above is an allocation of part of the IT, Shared Services and Overheads to the business units, as those expenses are recorded directly in those units, and some re-organisation of the business (eg. business partners moved from commercial to personal).

Following the anticipated completion of the outstanding integration work in 1H05, the Group expects the full terminal benefits to flow to the bottom-line, and they should contribute $75m to the 1H05 result.

Strategic Goals and Outlook

- Following the effective attainment of the five-year goals announced in May 2002, the Group has produced updated goals. More detail is provided in Appendix C but, in summary, they are:
  - Top quartile shareholder return;
  - ROE of at least 1.5 times WACC;
  - Establish an Asian foothold;
  - Maintain an 80:20 mix short-tail : long-tail premiums; and
  - Maintain a 'AA' category rating.
- Appendix D contains some commentary on the Group's short-term operating outlook. Of particular note are the Group's expectations of being able to sustain insurance margins above its long-term target of 9 – 12% for some time yet and being able to provide double-digit growth in the annual dividend into the future.

Half Year Results

Insurance Australia Group Financial Performance	Full-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Full-year ended Jun-04
	A$m	A$m	A$m	A$m
Gross written premium	5,150	3,142	3,285	6,427
Gross earned premium	4,885	3,116	3,149	6,265
Reinsurance expense	(249)	(204)	(198)	(402)
Net premium revenue	4,636	2,912	2,951	5,863
Net claims expense	(3,363)	(1,909)	(1,906)	(3,815)
Underwriting expense	(1,074)	(726)	(774)	(1,500)
Underwriting profit	199	277	271	548
Investment income on technical reserves	372	67	177	244
Insurance profit	571	344	448	792
Financial services	3	15	-	15
Net corporate expenses	(39)	(14)	(13)	(27)
Amortisation and interest	(128)	(83)	(92)	(175)
Profit from fee based businesses	10	20	2	22
Investment income on shareholders' funds	(120)	204	230	434
Investment income on external funds	20	8	42	50
NSW Insurance Protection tax	(20)	(10)	(10)	(20)
Non-recurring items	-	-	61	61
Profit before income tax	297	484	668	1,152
Income tax expense	(80)	(136)	(210)	(346)
Profit after income tax	217	348	458	806
Outside equity interests	(64)	(46)	(95)	(141)
Profit attributable to shareholders	153	302	363	665
Dividends paid to reset preference shares	(21)	(14)	(15)	(29)
Profit attributable to ordinary shareholders	132	288	348	636

Financial Results/Ratios	Full-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Full-year ended Jun-04
GWP (A$m)	$5,150	$3,142	$3,285	$6,427
Profit attributable to ordinary shareholders (A$m)	$132	$288	$348	$636
Reported ROE % (Average Equity) to ordinary shareholders pa	5.1%	18.4%	23.4%	21.1%
Normalised ROE % (Average Equity) to ordinary shareholders pa	12.9%	14.5%	14.7%	15.1%
Net cash flow from operations (A$m)	$825	$694	$475	$1,169
Basic EPS (cents)	8.65	17.07	20.80	37.87
Diluted EPS (cents)	8.61	17.01	20.73	37.74
DPS	11.50	8.00	14.00	22.00
Group insurance ratios				
Loss ratio	72.5%	65.6%	64.6%	65.1%
Expense ratio	23.2%	24.9%	26.2%	25.6%
Administration expense	17.5%	17.1%	18.5%	17.9%
Commission ratio	5.7%	7.8%	7.7%	7.7%
Combined ratio	95.7%	90.5%	90.8%	90.7%
Insurance margin (before tax)	12.3%	11.8%	15.2%	13.5%
Minimum probability of sufficiency of general insurance claims reserves	90.0%	90.0%	90.0%	90.0%
MCR multiple - Australian licensed entities	2.03x	2.21x	2.29x	2.29x
MCR multiple - Group	1.62x	1.90x	1.75x	1.75x

A. Key Elements of Results

- The Group increased its net profit after tax for ordinary shareholders by 20.2% to $363m in 2H04 compared to $302m in 2H03. The 2H04 result includes the profit on sale of the ClearView business of $57m (after tax).
- The Group's gross written premium ('GWP') for 2H04 of $3,285m is 4.6% higher than the 1H04 GWP of $3,142m. This is predominantly due to volume growth and the cyclical nature of the business in commercial lines where there is a greater weighting to renewing in the second half (especially 30 June). The components of the growth in GWP over the past six-months by business segment are:
  - Personal lines GWP up 3.1%;
  - Commercial lines GWP up 10.0%; and
  - Flat GWP in the International business, with personal lines volume growth compensating for softening commercial rates in the New Zealand market.
- Risks in force increased by 3.3% in 2H04 compared to December 2003 and 5.2% compared to June 2003. Premium rates as a source of growth is expected to continue to remain low in the short-term due to softening in commercial lines and price reductions in NSW CTP and WA workers' compensation. However, the Group expects to drive continued increases in its business volumes by focusing on improving its customer service and maintaining its high retention rates.
- 1H04 benefited from increased discount rates on claims reserves of $98m ($52m in personal lines and $46m in commercial lines), equating to 3.3% on the combined ratio. The effect in 2H04 was $25m or 0.8%, which brings the annual gain to $123m or 2.1% compared to a 1.9% loss in FY03.
- Although weather conditions have been generally favourable, lower frequency trends were partially offset by increased severity of events during 1H04. This has also been the experience in 2H04 with a major storm in the North Island of New Zealand and a number of storms in South East Queensland.
- The administration ratio increase of 1.4% in 2H04 compared to 1H04 is in part due to a fire service levy reassessment in 1H04, which reduced the combined ratio for that period by 0.4%. This is not expected to recur. Other factors are investment in the technology transformation programme, including IT in-sourcing completed during 2H04, and data cleansing of the customer database.
- Strong underwriting results and an additional $10m in net realised synergy benefits continue to drive growth in the insurance margin from 11.8% to 15.2%, comfortably exceeding the Group's long-term targets of 9 – 12%, with all business segments contributing positively to the insurance result.
- Under the new business structure, the Australian personal lines business represented 61% of the Group's FY04 GWP and contributed 75% of the Group's insurance profit for FY04. The combination of the Group's skill in segmenting customer data, underwriting, risk-based pricing and claims management has enabled the Group to develop a consistent track record of producing a strong operating margin in this business. The combined ratio improved from 88.1% in 1H04 to 87.9% in 2H04. This has been achieved while average premiums in the largest portfolio, NSW motor vehicle, have been stable and NSW CTP rates actually reduced in February 2004.

- The Australian commercial lines business represented 25% of the Group's FY04 GWP and contributed approximately 16% to the Group's insurance profit for FY04. The 2H04 renewal period showed evidence of softening rates in the commercial market and this will be reflected in earned premium over the coming year. In 2H04, the insurance margin was unchanged from 1H04 at 9.6%.
- The resilience of the international business was apparent during 2H04, producing an improved combined ratio of 90.4% in 2H04 relative to 99.6% in 1H04, despite the severe storms in New Zealand's North Island costing $38m. In addition to $25m of storm costs retained in the Group's captive insurer in 1H04, further claims costs arose in 2H04 under aggregate stop loss covers provided to the Australian personal lines business.
- The Group incurred the final integration costs of $27m in 2H04. Of this, $15m was in personal lines, $9m in commercial lines and $3m in the international business. This brought the total integration implementation costs to $145m, which is in line with the original target ($48m capitalised expenses, $45m (2H03), $25m (1H04) and $27m (2H04)).
- The outstanding performance of equity markets in 1H04 was replicated in 2H04 with investment returns on shareholders' funds increasing to $230m in 2H04 compared to $204m in 1H04. This performance equated to an annualised return of 23.0% in 2H04 compared to 16.8% in 1H04 and 19.9% for FY04.
- Net corporate and interest expenses were in line with 1H04. The increase in the amortisation expense was due to $10m of accelerated amortisation of an intangible asset for contractual rights on IT service agreements with RACV reflecting agreed changes to the future services to be provided to RACV by the Group's IT function.
- The margin from fee-based business in 2H04 was $2m compared with $20m in 1H04. The volatility between the halves is due to the timing of assessment and notification of performance fees. The annual result of $22m is in line with the operating margins expected for this business.
- The profit on the sale of the ClearView business, completed in January 2004, was recognised in 2H04 and contributed $61m on a pre-tax basis.
- The effective tax rate for 2H04 of 31.4% compared to 28.1% in 1H04, was attributable to the following one-off items in the halves:
    - Favourable adjustment of $22m arising from adoption of tax consolidation in 1H04, of which $9m was reversed in 2H04 following further review; and
    - Unfavourable prior year adjustments in 2H04 of $16.7m to tax provisions and deferred tax assets relating to legacy issues in CGU.
- On a 'cash' basis, ie excluding amortisation and one-off impacts, the tax rate was 29.4% in 1H04 compared with 25.2% in 2H04.

B. Group Insurance Ratios



Expense ratio
(incl. commission ratio*)
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
22.1%
23.9%
20.8%
17.9%
2.4%
17.7%
2.0%
17.5%
5.7%
17.1%
7.8%
18.5%
7.7%
17.9%
7.7%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04



Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
87.3%
83.8%
85.9%
80.5%
75.9%
72.5%
65.6%
64.6%
65.1%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04



Combined ratio
120.0%
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
90.5%
90.8%
90.7%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04



Insurance margin (before tax)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Target 9-12%
4.5%
3.2%
4.6%
7.6%
8.7%
12.3%
11.8%
15.2%
13.5%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04

* Commission ratio negligible in prior periods

- The Group continues to build on its track record of growing underwriting profits through growth in volume and efficiency. The sustained improvement in the Group's combined ratio reflects use of the Group's skill in segmenting data, underwriting risks and claims management to produce margins that are consistently within its target range over the cycle.
- The combined ratio for 1H04 of 90.5% and 90.8% in 2H04 brought the full-year combined ratio to 90.7%, exceeding the Group's FY04 target range of 93 – 96%. To compare the 1H04 and 2H04 combined ratio, it is necessary to adjust for the favourable interest rate adjustments of $98m in 1H04 and $25m in 2H04, which had a 3.3% and 0.8% impact, respectively. Therefore, the underlying improvement between the halves was 2.2%.
- The impact of discount adjustments on the combined ratios in prior periods was as follows:

Period	Reported	Discount rate effect	Immunised
2H04	90.7%	0.8%	91.5%
1H04	90.5%	3.3%	93.8%
1H03	96.0%	(4.4%)	91.6%
2H02	93.5%	0.6%	94.1%
1H02	97.6%	(1.7%)	95.5%

- Despite some further severe storm activity in 2H04, the Group improved its loss ratio (excluding interest rate adjustments) from 68.9% to 65.4%.

- The components of the commission ratio have been reclassified in the graphs above to include commissions paid to RACV, previously treated as a direct underwriting expense. This change in classification was undertaken to more accurately reflect that RACV is a third party distributor.
- Excluding the fire services levy expense from both premium and expenses would reduce the administration ratio by 2.2% from 17.9% to 15.7% for FY04.
- The commission ratio remained relatively unchanged at 7.8% in 1H04 compared to 7.7% in 2H04. It is higher than the FY03 rate due to FY04 having a full year of CGU and NZI businesses (compared to six months in FY03) that have a higher proportion of business distributed by intermediaries.
- Of the integration expenses of $27m (1H04: $25m) incurred in 2H04, $18m (1H04: $16m) related to underwriting and $9m (1H04: $9m) related to claims. The impact on the combined ratio was consistent at 0.9% in 1H04 and 2H04. The net benefit of integration on the combined ratio was 0.3% for 2H04 and FY04. Using the FY04 NEP as a base, a full year's benefit of $160m from integration equates to a 2.7% affect on the combined ratio.
- The improvement in the Group's underlying business, as represented by the insurance margin for 2H04 of 15.2% exceeding the long-term target range of 9 – 12%, reflects further synergy benefits being realised, reduced overall claims frequency and ongoing improvements in the efficiency of operations.

C. Results by Business Area


Insurance Australia Group
General Insurance
Financial Services
Corporate & Investments
Australia
International
Investments
Corporate Costs
Personal Lines
Commercial Lines
New Zealand
Captive IAG Re
Asian Operations

Insurance Australia Group Limited	Personal Lines	Commercial Lines	International	Financial Services	Corp & Inv't	Full-year ended Jun-04	Full-year ended Jun-03
	A$m	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**3,900**	**1,613**	**914**	**-**		**6,427**	**5,150**
Gross earned premium	3,794	1,572	899	-		6,265	4,885
Reinsurance	(192)	(217)	7	-		(402)	(249)
Net premium revenue	**3,602**	**1,355**	**906**	**-**	**-**	**5,863**	**4,636**
Net claims expense	(2,325)	(858)	(632)	-		(3,815)	(3,363)
Commission expense	(213)	(160)	(81)			(454)	(264)
Underwriting expense	(632)	(268)	(146)	-	-	(1,046)	(810)
Underwriting profit	**432**	**69**	**47**	**-**	**-**	**548**	**199**
Investment income on technical reserves	162	61	21			244	372
Insurance profit	**594**	**130**	**68**	**-**	**-**	**792**	**571**
Financial services				15		15	3
Net corporate expenses					(27)	(27)	(39)
Amortisation					(118)	(118)	(81)
Interest					(57)	(57)	(47)
Profit from fee based businesses	-	21			1	22	10
Investment income on internal funds					434	434	(120)
Investment income on external funds					50	50	20
NSW Insurance Protection Tax					(20)	(20)	(20)
Non-recurring items					61	61	-
Profit before income tax	**594**	**151**	**68**	**15**	**324**	**1,152**	**297**
Income tax expense					(346)	(346)	(80)
Profit after income tax	**594**	**151**	**68**	**15**	**(23)**	**806**	**217**
OEI: External funds						(50)	(20)
OEI: IMA & MCGI						(91)	(44)
Profit attributable to shareholders						**665**	**153**
Dividends on reset preference shares						(29)	(21)
Profit attributable to ordinary shareholders						**636**	**132**
Basic earnings per share (cents)						**37.87**	**8.65**
Diluted earnings per share (cents)						**37.74**	**8.61**

Australian Personal Lines

Australian Personal Lines	Full-year ended June-03	Half-year ended Dec-03	Half-year ended June-04	Full-year ended June-04
	A$m	A$m	A$m	A$m
Gross written premium	3,411	1,920	1,980	3,900
Gross earned premium	3,302	1,873	1,921	3,794
Reinsurance expense	(135)	(90)	(102)	(192)
Net premium revenue	3,167	1,783	1,819	3,602
Net claims expense	(2,357)	(1,173)	(1,152)	(2,325)
Commission expense	(132)	(105)	(108)	(213)
Underwriting expense	(554)	(293)	(339)	(632)
Underwriting profit	124	212	220	432
Investment income on technical reserves	279	53	109	162
Insurance profit	403	265	329	594
Insurance ratios				
Loss ratio	74.4%	65.8%	63.4%	64.5%
Expense ratio	21.7%	22.3%	24.5%	23.4%
Administration ratio	*17.5%*	*16.4%*	*18.6%*	*17.5%*
Commission ratio	*4.2%*	*5.9%*	*5.9%*	*5.9%*
Combined ratio	96.1%	88.1%	87.9%	87.9%
Insurance margin (before tax)	12.7%	14.9%	18.1%	16.5%

- The Group's Australian personal lines business underwrites retail insurance for individuals. These products are sold directly to customers through branches and call centres, as well as through intermediary partners (insurance brokers and agents) and business partners (financial institutions).
- The insurance products in this segment include motor vehicle, home and contents, niche insurance (pleasure craft, vintage car, caravan & travel insurance) and CTP products.
- The Australian personal lines market is considered to be a stable market, being a consolidated market that is quite disciplined in risk-based pricing of its products. This market is less sensitive to the international insurance cycle and is driven by the ability of individual insurers to maintain competitive products and service while controlling expenses using underwriting and claims management capabilities. The Group's leadership position in the Australian market in terms of size, commitment, franchise and skills means it is well placed to sustain leading results in this segment.
- The business is not impacted by seasonality of renewals as people acquire homes and cars throughout the year and do not usually concern themselves with aligning expiry dates to fiscal reporting periods, allowing for a consistent comparison between halves within the financial year results.

A. Operational Results

- GWP grew by 3.1% in 2H04. This was due to a combination of volume growth, increases in sums insured and some rate adjustments that were both up and down.
- Risks in force measured at June 2004, December 2003 and June 2003 record the following:
  - 2.2% growth in 2H04 and 4.8% for FY04 for Australian Personal Lines overall; and
  - Growth of 2.9% and 2.0% in CTP and short-tail personal lines, respectively, during 2H04.
- Sums insured have grown as a result of the reduction in the average age of cars nationally (newer vehicles with higher sums insured) and ongoing education about adequacy of sums insured that has seen a substantial increase in the number of customers increasing the sums insured for their home policies to better reflect the anticipated replacement values.
- Premium rate changes included:
  - A reduction in NSW CTP rates in February 2004; and
  - Repricing of a number of smaller segments to more accurately reflect risks in these markets, in particular increased allowances for more frequent and severe storms that led to increased reinsurance costs.
- Ongoing lower than average rainfall benefited the motor portfolio and the reduced collision rate appears to have also contributed to a reduced frequency in NSW CTP.
- The combination of weather conditions, continued efficiency improvements in claims management and continued stability in the NSW CTP portfolio have been the key drivers of another improvement in underwriting result from $212m in 1H04 to $220m compared to 2H04. Excluding the lower benefit from increased discount rates in 2H04, relative to 1H04, the improvement increases to $81m.
- Weather is not the only external factor affecting the results. The industry experienced a 12% reduction in motor theft rates (based on latest available data as at March 2004 from the National Motor Vehicle Theft Reduction Council). In this context, it should be noted that the average cost of theft is actually increasing, indicating more professional theft targeting higher value vehicles. In addition, improvements in car safety, changes in demography, increased enforcement of traffic laws and improved roads are all believed to be contributing to a downward trend in frequency across the motor portfolio.
- The Group's improved risk selection in the home portfolio has contributed to a lower claims frequency in the NSW home portfolio, with contents burglary frequency 11% lower in FY04 relative to FY03.
- Stability in the NSW CTP scheme continues to underpin strong results in the CTP portfolio. As in recent periods, this portfolio has continued to benefit from:
  - A reduction in the frequency of more severe types of injuries;
  - Favourable experience on finalisations and case estimate developments; and
  - Declining frequencies for new incurred claims.
- These trends in CTP led to modifications to the assumptions used in pricing and in reserving to reflect lower allowances for adverse development than allowed for in prior periods.

- The improvement in the performance of the Australian personal lines business is also due to the Group's continued focus on effective claims and expense management. Initiatives such as Preferred Towing, the Preferred Smash Repairer programme and On-Line Repair Management continue to improve the cost effectiveness of the operations and contain growth in claims costs.
- The improvement in 2H04 was also attributable to:
  - 1H04's result including $80m from severe storms while 2H04 bore only $30m. Both figures are net of recoveries from the Group's captive;
  - Increased discount rates applicable to the CTP claims reserves improved the 1H04 combined ratio by $52m or 2.9%, while the effect in 2H04 was 0.7%; and
  - An increased contribution from synergy benefits in 2H04.
- Excluding the impact of the fire service levy adjustment in 1H04 (equivalent to 0.7%), the expense ratio for 2H04 increased by 1.4%. This increase is reflective of the Group's investment in further business improvement, including data cleansing and IT in-sourcing, to improve efficiency of the Group's operations.
- Car parts account for about 30% of repair costs in the motor vehicle portfolio. Most parts have to be sourced offshore and US dollar costs are a key input to the prices quoted. Unfortunately, the strength of the Australian dollar during the year was not matched by suppliers reducing parts prices. The Group has continued in its efforts to increase the transparency of this issue and is considering alternatives to importing manufacturer branded replacement parts.
- Whilst the El Niño effect unexpectedly continued into FY04, the benefits of this effect on the NSW portfolio are not believed to be sustainable in the long term with a return to average weather patterns anticipated. As a result, claims frequencies are expected to increase in FY05 in line with a return to average weather conditions.

B. Short-tail Personal Lines

B.1 Premiums

- As noted above, premium rate growth was not a significant driver of GWP growth during 2H04.
- Average premiums have tended to be flat or down in the major portfolios reflecting improved claims outcomes from cost savings, portfolio mix and environmental factors.
- The following graph provides context around the trend in the Group's average premium by measuring affordability for motor vehicle insurance. It measures the annual cost of an average premium for a NSW motor comprehensive policy against the average weekly earnings and shows affordability is 8% cheaper as at February 2004 compared to same period two years ago, and is 2% cheaper than at December 2003.


Affordability of NRMA Car Insurance (NSW)
Annual Average Premium/Average Weekly Earnings (AWE)
75%
70%
65%
60%
55%
50%
Average 62%
Dec-98
Feb-99
Apr-99
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Full time adult ordinary time earnings - Gross pay before tax and overtime. Only full-time adult employee jobs.
Annual Average Premium/AWE

Note: On average, 62% of the average weekly earnings covers a 12 month insurance policy.

B.2 Customer focus

- As part of the wider Group initiative of continuously improving the way which it does business with its customers, the Group has continued to develop processes and systems, be innovative in product development and undertake initiatives to increase the understanding of the business and its drivers.
- On the process and systems side, the Group has implemented a national operating model to improve the consistency and efficiency of pricing and claims management. Some of the key achievements within the past year include:
  - Nationalised pricing structures, discount and policy wording;
  - Centralised underwriting units;
  - Integrated national claims lodgement model and claims processing units;
  - Integrated claims systems for CGU personal lines; and
  - Embedded home and motor procurement initiatives across all Personal Insurance, including the preferred builders model, preferred suppliers network and e-claims.
- Product innovation is key to continued growth of the business and also in providing a more comprehensive range of products to customers. The Group has the capability to leverage its extensive information data systems to identify market needs and to develop or refine its products to target specific market niches. The following are some of the new product launches during FY04:
  - Home@50 – a product specifically tailored to meet the needs of customers who are aged 50 years and over, one of the fastest growing segments of the Australian population. It was piloted in the SA in March 2004 and launched in NSW, QLD and WA in July 2004.
  - Travel insurance – now offered for all the directly sold brands using the existing travel insurance operations acquired with CGU.

- During FY04, the Group also launched the NRMA Insurance brand and suite of products in Tasmania. Previously, the Group had not marketed directly in this State, having had an association with RACT Insurance.
- Central to the Group's philosophy is that insurance is a community product. The Group constantly conducts surveys and, through its interaction with customers, works to identify areas of customer service improvement. An example is the completion of the policy booklet re-design for the home product, which was initiated in response to customer demand for further clarity and understanding of insurance products. This revamped policy booklet improves customer transparency and assists customers to get the best out of their insurance purchase and claims. Testing undertaken for these criteria prior to launch was very successful. The initial response to the new booklets launched in July has also been very positive.

B.3 Sustainability / community initiatives

- The Group continues with its programme to embed sustainability across its brands to deliver clear business benefits such as efficiencies, reduction in costs, employee motivation and retention and increased community trust.
- The Group has now established reporting tools and processes to better measure and manage its sustainability performance.
- The Group intends to publish its sustainability performance in a Sustainability Report in late 2004. This step will confirm to external stakeholders the Group's commitment to sustainability and the clear business drivers for the sustainability programme.
- Some of the main achievements during the period include:
    - Development of a "Risk Radar" for the smash repair industry, a key supplier to the Group. This was developed co-operatively with repairers. This product represents one of the Group's first customer-facing sustainability related product initiatives.

      The Risk Radar is an on-line learning tool available to all smash repairers to assist them in improving their environmental management and safety performance with regards to both employees and the environment. The Group's preferred smash repairers receive the "Risk Radar" and subsequent face-to-face training.
    - Specific commercial underwriting factors have been taken into account so that if the smash repairers can demonstrate auditable improvement in their practices, they will qualify for an insurance premium discount for insuring their business. In addition, the Group's key community partner, St John Ambulance also offers first aid kits at a reduced rate to preferred smash repairers;
    - The launch of Help House on the Group's branded websites assists customers to manage risk in the home. This internet tool allows customers to virtually tour a house and click on hot spots to identify ways to protect their home, personal safety and the environment (www.helphouse.com.au); and
    - Continued investment in a national training programme, called the JumpStart Autobody Traineeship, that encourages high school students to begin a career in the smash repair industry. This programme will provide about 400 smash repair traineeships over the next four years. It demonstrates a comprehensive approach to sustainable business benefiting the broader community, key suppliers (smash repairers) and the Group, by ensuring that smash repairers can continue to provide services in the future.

B.4 Market shares and customers

- The latest available data from Roy Morgan as at April 2004 shows the Group's short-tail personal lines (i.e. excluding CTP) market shares are generally stable. The CTP shares are recorded below. Total risks in force grew by 4.8% during FY04.
- The IAG operating model is focused on delivering improved service to customers stemming from accurately priced products to "hassle free" claims service. Therefore, the Group measures its performance as a combination of financial performance and customer service measures.
- The Group continues to maintain its high standards of claims management with satisfaction remaining unchanged at 84% and 86% for its largest portfolios, directly distributed motor and home portfolios, respectively. Consistent with this performance, customer retention levels across the entire short-tail direct portfolio remains above 90%.
- Other measures that the Group uses to monitor its customer service levels for its direct short-tail portfolio include:
  - Complaint levels, as a proportion of risks in force, have halved since two years ago to 0.017% (about 1 in 6,000) of risks in force[1].
  - Customer disputes as a proportion of claims lodged was 0.38% for FY04. This rate (fewer than 1 in 260) is a considerable achievement in the midst of integration and managing several severe storms during the year.
- The Group believes in balancing the drive for operational efficiencies and continuously delivering high levels of customer service to maintain its leading market position.

B.5 Operating improvements including claims

- The Group's supply management models within the short-tail personal lines portfolio have continued to deliver efficiency in management of claims and also a reduction of average claims costs. The models continue to evolve with the national rollout of Preferred Smash Repairers (PSR), On-line Repair Management centres (ORM) and Web-based Repair Management (WRM), all showing strong penetration rates.
- Online Repair Management (ORM) provides the system support for the efficient direct exchange of vehicle repair quotes between smash repairers and the Group. This provides excellent customer service by improving repair turn-around times and supports the repair industry through the speedy automated payment of approved invoices.
- Web-based Repair Management (WRM) is the system that allows repairers to provide tenders for smash repair work via the Internet to nine sites in QLD, SA and WA. Customers are greeted at the Repair Management Centres by IAG staff and assisted through the process of assessment, repairer selection and repair.
- The Personal Insurance Preferred Smash Repairer (PSR) model is based on selecting the best repairers, who provide high quality repairs at competitive prices and offer the Group's customers excellent service. Currently, the Group has 838 Preferred Smash Repairers nationally, supported by over 1,300 Associate Smash Repairers (ASRs). The PSR programme allows the Group to provide meaningful support to the smash repair industry through business management training, apprenticeship sponsorship and the PSR Advisory Committee, as well as the technology support of ORM and WRM.

[1] *Note: Incorrect figure of 0.05% was stated in December 2003 report, the correct figure was 0.022%*

- Key measures of the progress of these models are as follows:
  - As at June 2004, ORM has almost 1,500 repairers nationally on-line. In Victoria, the number of repairers operating on ORM has almost doubled to 385 at June 2004, with 56% of all work completed through this system. ORM is also being rolled out in SA, WA and QLD, in both metro and rural locations, with a current penetration rate at 20%.
  - WRM has been fully rolled out across QLD, SA and WA and is handling over 80% of all drivable metropolitan work. There are nine sites now operating, with three in each state covering the Perth and Adelaide metropolitan areas, as well as the Brisbane metropolitan and Gold Coast areas. The WRM centres distribute work to the Group's PSRs through an on-line tender system. The WRM sites handled over 80% of all metro work in the above areas in FY04. This on-line process is also used for payment and means faster payment time for ORM repairers who receive electronic payment on average six days after the Group's receipt of invoice.
  - The increased customer allocation at the majority of the Group's repair management centres and improved PSR usage rates across the country is now being reflected in all the direct brands' (NRMA Insurance, SGIO and SGIC) claims costs as they continue to trend down. The Group continues to maintain high levels of penetration in NSW, with 75% of repair work allocated to PSRs in NSW. As the roll-out of the PSR programme matures, the PSR penetration rate increased from 60% to 65% in Victoria, and the average of the other States increased from 80% to 85%, with, as noted above, most of this being processed on ORM.
  - Other initiatives that were started in the last quarter of FY04 that will move from trial into formal operations include tenders for used parts supply, external assessing services (national) and supply of radiators, suspensions and mechanical supplies.
- The effectiveness of these supply chain initiatives is reflected in the low complaints levels noted earlier and in the continued achievement of reductions in average repair costs.
- During the year the ex-CGU motor and home claims were integrated into these models and substantial savings, which formed part of the integration savings targets, are now being realised. Work continues with initiatives to maximise the use of ORM and WRM assessing processes for all CGU repair work. The Group has formulated performance plans detailing expectations for repairers to assist in the engagement of intermediaries regarding repairs.

C. Long-tail Personal Lines

C.1 Compulsory Third Party

The Group reached a milestone in June 2004 – 2 million CTP policies on issue across NSW, Queensland and ACT.


Risk state (Privately underwritten)
Non-risk state (Government underwritten)
NT
QLD
Market Share
1.82 %
WA
SA
NSW
Market Share
39.4%
TAS
Market Share in
ACT 100%

C.1.1 CTP market shares

CTP – NSW Market Share


39.1%
38.7%
38.9%
39.3%
39.5%
39.1%
39.4%
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04

CTP – QLD Market Share


0.7%
0.8%
1.1%
1.4%
1.6%
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04

Sources: ***NSW CTP market share: Motor Accident Authority (MAA)***
QLD CTP market share: Motor Accident Insurance Commission (MAIC)

Note: ***Market shares are based on 12 month rolling average of total premiums.***

C.1.2 CTP – New South Wales

- The market share in NSW, as measured by share of premiums, for the 12 months to June 2004 of 39.4% (source: Motor Accidents Authority), has increased marginally from 39.1% since December 2003. During FY04, risks in force grew by 3.9% to 1.76m at 30 June 2004.
- There has been continued improvement in penetration into the NSW motor insurance portfolio with a penetration rate of 79.3% at June 2004 compared to 78.2% in December 2003 and 77.9% in June 2003. Targeting quality risks in this portfolio is key to the CTP portfolio quality.

- Stability in the NSW CTP portfolio continues to drive strong operating margins in this portfolio. Apart from the stability of the scheme, resulting from the legislative reforms in October 1999, other factors influencing the lower claims frequency are benign weather conditions and safer driving behaviours.
- From the claims management perspective, as the leader in this market, the Group has been able to leverage its scale and expertise to drive claims efficiencies contributing to improved margins. Over time, the Group has consistently outperformed key industry benchmarks. This can be seen in the following measures last published as at March 2004:
  - Percentage of claims finalised: finalised 58% of claims under the Motor Accidents Compensation Act (MACA), compared with an industry average of 56%;
  - Average cost per claim: average incurred cost per claim is 4.8% below industry average compared with 4% in the prior comparative period;
  - Average time to finalise a claim after lodgement: 14 months compared with the industry average time to finalisation of 15 months. The Group's average payment on finalised claims is 17.7% below the scheme average, which the Group attributes to its proactive approach in working with claimants on injury management; and
  - Exposure to the 1988 Act continues to fall, with 99.1% of the Group's claims lodged under this Act now finalised. This also compares favourably with the industry average of finalised claims under this Act of 98.2%. The Group's average incurred cost for claims lodged under the 1988 Act is 1.7% lower than the industry average.
- Whilst the efficiency of the claims management process is key to improving the sustainability of this portfolio, the expediency of managing the claims process is also beneficial to the customer or claimant as it seeks to resolve their claims within an optimal time to decrease the element of administration and legal costs in their payments.
- To identify trends in claims in the scheme, on an ongoing basis, the Group monitors the outcomes from the medical assessment and dispute resolution systems established for the NSW CTP scheme. While there have not been significant volumes of large claims resolved using these forums to date, the outcomes from those claims which have been resolved have been consistent with the Group's expectations.
- In a continuing strategy to drive growth through new policies, the Group has leveraged Swann Insurance's relationship with motor dealers to distribute NRMA CTP policies. Sales through the motor dealer channel have grown steadily and further growth is expected to continue as the product offering to this segment matures. Motor dealers have welcomed additional competition in this market and Swann Insurance's relationships have made it possible to quickly gain a 'toe-hold' in this market. The Group is now working to leverage the intermediary relationships managed by CGU Insurance to gain further access to the fleet market, thus producing integration benefits that were not factioned into our original targets.
- The following graph provided at December 2003 and now updated to include June 2004 data, shows that CTP premiums continued to reduce, in absolute terms in this year, as well as ongoing reductions relative to average weekly earnings and CPI.

Average CTP Premiums Vs Average weekly earnings & CPI



10.0%
5.0%
0.0%
(5.0%)
(10.0%)
(15.0%)
(20.0%)
(25.0%)
% Change
5.7%
4.2%
1.1%
(22.6%)
5.2%
3.2%
(3.0%)
4.6%
6.0%
1.2%
2.6%
2.8%
(1.8%)
6.2%
2.7%
(0.8%)
4.0%
2.0%
1999
2000
2001
2002
2003
2004
% Change in Average Premium
% Change in Average weekly earnings
% change in CPI

C.1.3 CTP – Australian Capital Territory

- The Group continues to be the sole provider of CTP in the ACT and is currently comfortable with the performance of this scheme. Positive results in the ACT have been generated as a result of lower notifications and a general reduction in the number of large claims incurred. Claims estimates have also been developing favourably.
- The effects of the ACT's Civil Liability Reform legislation on the scheme are being monitored. These changes were introduced to produce savings for the ACT personal injury schemes, including CTP. The regulations giving substance to the legislation have only recently been released and are being reviewed to assess the potential impact that this legislation may have on scheme costs.

C.1.4 CTP - Queensland

- The market share in QLD, as measured by share of premium, has risen to 1.8% for the year to June 2004 (source: Motor Accident Insurance Commission), up from 1.6% in December 2003. The number of risks in force has grown by 37% from 38,285 in June 2003 while penetration into the motor vehicle insurance book has increased to 16.1%.
- Signs of improvement are evident in the Queensland CTP scheme, with claim notifications and frequencies falling for the 2003 accident year (source: Taylor Fry 'Annual Review of Risk Premium Components'). The Group, along with some other insurers, has filed below the scheme ceiling reflecting growing confidence in the effectiveness of the reforms in curtailing super-imposed inflation in the scheme.

Australian Commercial Lines

Australian Commercial Lines	Full-year ended June-03	Half-year ended Dec-03	Half-year ended June-04	Full-year ended June-04
	A$m	A$m	A$m	A$m
Gross written premium	1,053	768	845	1,613
Gross earned premium	938	793	779	1,572
Reinsurance expense	(94)	(104)	(113)	(217)
Net premium revenue	844	689	666	1,355
Net claims expense	(582)	(421)	(437)	(858)
Commission expense	(77)	(81)	(79)	(160)
Underwriting expense	(140)	(124)	(144)	(268)
Underwriting profit	45	63	6	69
Investment income on technical reserves	78	3	58	61
Insurance profit	123	66	64	130
Profit from fee based business	6	20	1	21
Total commercial line result	129	86	65	151
Insurance ratios				
Loss ratio	68.9%	61.1%	65.6%	63.4%
Expense ratio	25.7%	29.8%	33.6%	31.6%
Administration ratio	*16.6%*	*18.0%*	*21.7%*	*19.8%*
Commission ratio	*9.1%*	*11.8%*	*11.9%*	*11.8%*
Combined ratio	94.6%	90.9%	99.2%	95.0%
Insurance margin (before tax)	14.6%	9.6%	9.6%	9.6%

A. Operational Results

- The Australian commercial lines business segment comprises Fire & ISR, commercial property, commercial motor, rural and horticultural insurance, marine insurance, public liability, professional indemnity, home warranty and workers' compensation. It also includes the run-off of inwards reinsurance.
- The commercial business accounted for 25% of the Group's FY04 GWP and contributed 16% to the Group's insurance profit for the year.
- The increase in GWP of 10.0% in 2H04 is partially reflective of the seasonality of commercial renewals in 2H04. Risks in force increased 9.1% during 2H04. Crop insurance renewals are concentrated in the first half of the financial year, while there is a partial bias of other commercial and workers' compensation renewals to the second half of the financial year. GWP in 2H04 was also affected by the cessation of the Associated Marine Insurance Agency joint venture in December 2003 as a consequence of change of control provisions being exercised by the joint venturer following the CGU acquisition. The Group has now launched its own marine business to replace this income stream.
- Consistent with industry experience, the June 2004 renewal season was challenging, with the Group's short-tail commercial classes experiencing some rate reductions and long-tail classes experiencing moderate rate increases. The overall result was a marginal change in rates across the Group's predominantly SME portfolio.
- Net earned premium in 2H04 was $23m or 3.3% lower than in 1H04, essentially due to the cessation of the Associated Marine Insurance Agency joint venture from December 2003.
- Premium rates are still considered sufficient to meet the technical price for the risks at present with the insurance margin consistent over 1H04 and 2H04, bringing the margin for the year to 9.6%.

- The increased combined ratio in 2H04 is partially due to a higher discount rate reduction in claims reserves of $46m in 1H04 compared with only $15m in 2H04, adjusting for these impacts, the underlying combined ratio was 97.6% in 1H04 compared to 101.2% in 2H04.
- On the same basis, the underlying loss ratio was constant at 67.9%, which included favourable experience in most products (particularly in 2H04) offset by some strengthening in liability (including asbestos) reserves.
- A 3.7% increase in the administration ratio during 2H04 drove the increase in the combined ratio. Apart from the commercial business share of the one-off reassessment of fire brigade levies, which was a benefit in 1H04, the key factor was the investment in developing and launching of the Group's home warranty and marine insurance businesses.
- The FY03 insurance margin of 14.6% is not really comparable as, prior to the CGU acquisition, this portfolio had a far higher proportion of workers' compensation, which, as a long-tail portfolio, has a higher insurance margin. Workers' compensation constituted 14.9% of FY04 NEP in this segment.
- The performance of the business remains robust and the Group will focus on delivering continued organic growth supported by specific growth initiatives such as the home warranty and marine products. This will be underpinned by the Group's continued focus on risk selection and achieving the required technical rates for the business.

B. Operations and Customers

- Significant work continues to convert all intermediary-sourced IAG commercial insurance policies to CGU systems and processes. The conversion process also includes alignment of pricing and application of CGU risk acceptance criteria to ensure the sustainability of the synergy benefits.
- The CGU insurers successfully obtained their AFS licences, effective 4 February. This followed a major investment in training over 3,000 authorised representatives and 1,000 staff to comply with the legislation. The Group used an innovative e-learning tool to deliver the training. The Group also introduced a web portal ("Replink") to assist authorised representatives to provide necessary documentation, such as Statements of Advice, to customers as required by the legislation. The database is also used for updating ASIC records as part of ongoing compliance.
- During the year, the Group focused on creating opportunities for growth by entering into new markets and products:
    - Home warranty insurance was launched in NSW and Victoria in May 2004 giving builders a greater choice of insurers and it should help to reduce delays for people building or renovating homes;
    - Development of internal marine insurance capability. Marine insurance products are an integral part of the suite of commercial products. The focus is on the land component of marine cover, ie haulage to and from ports; and
    - Launched a new e-business home product "CGU Connect" in May 2004 and plans developed for further products during FY05. The system gives intermediaries the ability to quote and issue cover with the end-to-end transaction completed by the single keying of information by the intermediary.

- Consistent with the Group's focus of improving processes, in particular claims management:
  - The Group continues to promote the tele-lodgement facility for claims to its brokers. Usage has continued to increase as brokers' appreciation of the service capability offered improves;
  - A web based claims lodgement, acceptance and activity tracking system is under development. This system will provide significant enhancement to the Group's claims service when complete; and
  - Refinement of procurement models for goods and services acquired as part of the claims settlement process.
- The Group plans to continue to leverage its capabilities in claims management to increase efficiency through automation and continue to develop new products on its e-business platform, CGU Connect, and actively promote the adoption and use of them by its intermediaries.

C. Long-tail Commercial Lines

C.1 Workers' compensation

Workers' compensation market participation


Risk state (Privately underwritten)
Non-risk state (Government underwritten)
NT Market Share 15%
WA Market Share 28%
QLD
SA Market Share 31%
NSW Market Share 24%
Market Share in ACT 25%
Market Share in VIC 34%
TAS
Market Share 26%

- The Group operates in all available states and territories (the Queensland system is run by the government). Market share in the privately underwritten states has remained relatively static at 28% in Western Australia, 15% in the Northern Territory, 26% in Tasmania and 25% in the ACT. Market shares in the government-underwritten states are 34% in Victoria, 31% in SA and 24% in NSW.
- In WA, the largest privately underwritten scheme in Australia, the Workers' Compensation Reform Bill passed through the Lower House in June 2004. The Bill contained some important amendments supported by the insurance industry. It has been referred to Committee in the Upper House. The Committee will meet during the parliamentary recess prior to the Bill being debated in the 2004 spring session of

Parliament. The Group continues to closely monitor the progress of these legislative reforms.

- The June 2001 legislative amendments in Tasmania have been successful in limiting access to common law payments. Consequently, utilisation of lump sums has fallen, resulting in scheme savings. The changes to the "step-down rates" for workers' compensation benefits were enacted in June 2004 and are expected to increase scheme costs by 2%. These changes have been reflected in the Group's base premium rates so the profitability impact is negated.
- Part of the Group's strategy is to expand its risk management and safety offerings by targeting its large workers' compensation client base. As noted in the commentary on Australian Personal Lines, a new "Risk Radar" product offering has been developed which assists small businesses in different industries to better identify and manage risks associated with their business. The product is in electronic format, which enables easy deployment to targeted industries.
- The NSW Government is in the process of restructuring the arrangements for private sector management of the NSW workers' compensation scheme. Preparations are well underway for the restructuring with a dedicated project team further refining the Group's service model. The Group considers it will be in a strong position to capitalise on opportunities resulting from the restructure.
- Consolidation of legacy systems inherited through acquisitions is nearly complete. This is enabling the streamlining of processes, further driving down operating costs.

C.2 Liability

- The Group's liability portfolio has again been a positive contributor to the Group result with profits in 2H04 in line with those achieved in 1H04.
- This profitability during FY04 is an initial sign of the progress of corrective action taken to improve the profitability and sustainability in this portfolio, combined with legislative amendments supporting tort reform.

C.3 Asbestos

- As part of the CGU acquisition, the Group inherited an exposure to commercial asbestos claims, which has been reserved to a level where the net provision held is 50 times the average of the last three years' claims paid ('survival ratio').
- The Group retains a reinsurance cover from the Aviva Group as part of the agreement to purchase CGU and NZI. This cover is factored into the survival ratio noted above.

D. Fee based businesses/managed schemes

- The reduction in fee-based profit for 2H04 is due largely to a reduction in the fees arising from non-risk workers' compensation. Whilst the 1H04 result recognised a large prior year incentive fee, the result in 2H04 had an adverse adjustment to incentive fees relating to 1H04 performance, particularly in the Group's Victorian and New South Wales workers' compensation business.
- The volatility between the half on half comparison is due to the timing of assessment and notification of performance fees. The annual result of $16m is in line with the operating margins expected for this business.
- The Group's premium funding business produced another profitable result of $2m for 2H04, bringing the FY04 result to $5m, as a result of further growth in the loan portfolio whilst maintaining margins.

E. Discontinued Business – Inwards Reinsurance Run-off

- The commutation strategy for the inwards reinsurance run-off continues to progress with four additional commutations in 2H04. This brings the full year total to 15 contracts and resulted in net savings to the Group.
- As at 30 June 2004, 62% of the remaining contracts are subject to discussions on possible commutations.
- The net provision for the outstanding claims on this portfolio is now approximately $104m, a reduction of 21% since December 2003.
- In July 2004, the Group successfully settled its dispute with a US insurer in relation to a quota share reinsurance contract that dated back to 1997. The final settlement was US$25m, which approximated the provision recognised in the Group's accounts and thus resulted in no material impact on the Group's profit.

International General Insurance

International operations	Full-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Full-year ended Jun-04
	A$m	A$m	A$m	A$m
Gross written premium	**685**	**454**	**460**	**914**
Gross earned premium	**644**	**450**	**449**	**899**
Reinsurance expense	(21)	(10)	17	7
Net premium revenue	**623**	**440**	**466**	**906**
Net claims expense	(423)	(315)	(317)	(632)
Commission expenses	(56)	(42)	(39)	(81)
Underwriting expenses	(115)	(81)	(65)	(146)
Underwriting profit	**29**	**2**	**45**	**47**
Investment income on technical reserves	15	11	10	21
Insurance profit	**44**	**13**	**55**	**68**
Insurance ratios				
Loss ratio	67.9%	71.6%	68.0%	69.7%
Expense ratio	27.4%	28.0%	22.4%	25.1%
Administration ratio	*18.4%*	*18.5%*	*14.0%*	*16.2%*
Commission ratio	*9.0%*	*9.5%*	*8.4%*	*8.9%*
Combined ratio	95.3%	99.6%	90.4%	94.8%
Insurance margin (before tax)	7.1%	3.0%	11.8%	7.5%


Expense Ratio
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
20.0%
20.3%
20.0%
17.6%
18.5%
14.0%
1H02
2H02
1H03
2H03
1H04
2H04


Loss Ratio
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
71.5%
70.6%
70.9%
66.3%
71.6%
68.0%
1H02
2H02
1H03
2H03
1H04
2H04


Combined ratio
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
96.3%
96.6%
98.1%
93.9%
99.6%
90.4%
1H02
2H02
1H03
2H03
1H04
2H04


Insurance margin (before tax)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6.7%
9.0%
4.0%
8.8%
3.0%
11.8%
1H02
2H02
1H03
2H03
1H04
2H04

A. International – New Zealand

- The New Zealand (NZ) operation completed its 18-month NZI integration programme in FY04. During this time the Group continued to maintain its service levels to customers and maintained its status as the leading insurer in New Zealand with a largely unchanged market share of 37% (based on the latest available data from Insurance Council of New Zealand for the year ended March 2004).

- GWP remained stable in 2H04 compared to 1H04 mainly due to strong growth in personal lines (direct and corporate partner channels) offset by the impact of the softening market on broker channel business growth (largely commercial). Broker business trends over 2H04 were influenced by:

    - The softening of the market for large commercial risks taking hold earlier than anticipated;

    - Certain capacity issues particularly in the Wellington property market; and

    - Brokers realigning their portfolio to avoid a perceived over-concentration of risk with IAG NZ after the combining of the Circle and NZI portfolios.

- Reinsurance expense is actually a credit for 2H04 and FY04. This arises because the reinsurance expense of the New Zealand business is less than the reinsurance premium earned by the Group's captive reinsurer from the Group's other businesses of $313m (2003: $209m), which is eliminated in this line for consolidation.

- Despite the severe North Island storm early in 2H04, the Group managed to produce an improved combined ratio of 90.4% in 2H04 compared to 99.6% in 1H04. The improvement was primarily driven by the improvement in the expense ratio of 4.5%.

- The North Islands storm was classified as the 'worst storm' in New Zealand's history. Torrential rains and high winds were experienced through a large part of the North Island over several days with most of the damage caused by flooding. The Group's share of the loss was $38m, of which $13m was retained in the New Zealand business and remainder borne by the Group's captive.

- The administration ratio of 14% in 2H04 is a significant improvement on 18.5% in 1H04 this was attributable to a net impact of:

    - Synergies of $7m recognised in 2H04; and

    - As planned, lower one-off costs associated with integration as it progressed towards completion in 2H04.

- The trend in the commission ratio between the halves was affected by data transfer between systems, which resulted in an overstatement of commissions in 1H04 that was subsequently corrected in 2H04. The FY04 total of 8.9% is the relevant figure.

- Consistent with the Group's strategy to raise customer service levels, a number of initiatives have been implemented which focused on raising the importance of the customer amongst staff and delivering continuous improvement. This includes a comprehensive research programme to provide external sources of customer feedback and automated customer feedback systems.

- The increase in the volume of calls and claims relating to the North Island storms was an important test of the Group's ability to deliver high levels of customer service following a catastrophe. To put this achievement into perspective, the North Island storms in February led to the Group experiencing call volumes that were 25% higher than the daily average and claims lodgements at a rate 115 times the weekly average. In spite of this, the New Zealand business continued to achieve above target customer service levels throughout FY04.

B. International – Captive

- The major losses retained in the captive during FY04 included:
  - In 1H04, $25m relating to severe storms in New South Wales, Victoria and Queensland.
  - In 2H04, another $45m comprising $25m from New Zealand North Island storms and $20m from minor storms under an aggregate stop loss contract with the Australian short-tail personal lines business.
- The combined ratio for the international operations of 94.8% was outside the Group's FY04 target range of 91–93%, largely as a result of these losses retained in the captive operations.

C. International – Asian Operations

- The Group has continuing interests in two operations in Asia, being a 20% ownership stake in Thailand's Safety Insurance and 100% ownership of China Automobile Association, a company providing road service in Beijing.
- Over the years, these operations have provided a view of the expanding Asian market and provided an avenue for active research and development into the dynamics of the general insurance market in this region.
- Both operations are operationally profitable. The Thailand operation paid dividends during FY04 for the first time since the Group's investment in 1997.
- IAG acquired the final 1% of the China operation in December 2003, and is now considering options to expand the business outside Beijing. An Australian executive has been relocated to Beijing to manage the strategic expansion of this business.
- The aggregate investment to date in each of these entities is less than $10m.

Financial Services

- The Group's financial services operation, ClearView Retirement Solutions, was sold in January 2004 for $218m plus an additional $50m earn-out, subject to business performance to June 2008. The sale, to MBF Australia Limited, was announced on 11 December 2003.
- The earn-out provision is based on increases in the embedded value of the business. There is no amount payable at this early stage.

Profit before income tax	Full year ended Jun-03	Half year ended Dec-03	Half year ended Jun-04	Full year ended Jun-04
	A$m	A$m	A$m	A$m
NRMA Life Limited	16	18	-	18
NRMA Financial Management Limited	(14)	(3)	-	(3)
ClearView Retirement Solutions	**2**	**15**	**-**	**15**

ClearView Retirement Solutions	Full year ended Jun-03	Half year ended Dec-03	Half year ended Jun-04	Full year ended Jun-04
	A$m	A$m	A$m	A$m
Managed investments[1]	5	4	-	4
Risk products	15	7	-	7
Shareholders Fund investment income	(1)	1	-	1
Retirement Solutions development	(4)	(1)	-	(1)
Distribution channel	(14)	(3)	-	(3)
Net profit after statutory fund but before income tax	**1**	**8**	**-**	**8**
Statutory Fund Tax[2]	1	7	-	7
Net profit before statutory fund and income tax	**2**	**15**	**-**	**15**
Funds under management	1,182	1,236	n/a	1,236
Life embedded value [3]	200	198	n/a	198

1 Includes all single premium business including retail unit trusts
2 Statutory fund tax charged is included in the results from managed investments and risk products, it being an integral part of the result of the life operations. It is added back to reconcile to the pre-tax figures reported by the Group.
3 The embedded value at 30 June 2003 was net of the payment of a $30m dividend in March 2003.

Investments

A. Investment Performance

- For 2H04, the Group's investment portfolios returned 4.7%, bringing the annual return to 8.1% for FY04. A breakdown of the actual and benchmark returns by asset class is set out in the following table.

Investment returns	Actual return 2H03	B'mark return 2H03	Actual return 1H04	B'mark return 1H04	Actual return 2H04	B'mark return 2H04	Notes
	%	%	%	%	%	%	
Australian equities	3.4	2.6	12.8	11.3	9.9	9.0	a
Listed property trusts	-	-	-	-	7.0	6.6	b
International equities	(6.8)	(6.9)	5.6	6.6	12.4	12.0	c
New Zealand equities	11.9	13.3	4.8	3.2	-	-	d
Fixed interest	2.8	2.7	0.9	0.5	2.8	2.5	e
Cash	2.4	2.4	1.6	1.6	2.8	2.8	f
Total weighted average	**1.9**	**1.6**	**3.6**	**3.0**	**4.8**	**4.4**	
Asset overlay (derivative component)	0.5	0.5	-	-	(0.1)	(0.1)	g
Total with overlay	**2.4**	**2.1**	**3.6**	**3.0**	**4.7**	**4.3**	
Tactical option programme	(0.9)	n/a	(0.4)	n/a	-	n/a	g,h
Total (incl derivatives)	**1.5**	**n/a**	**3.2**	**n/a**	**4.7**	**n/a**	h

Notes:

a. *For 2H03 and 1H04, combination of S&P/ASX200 Accumulation Index and S&P/ASX100 Accumulation Index. For 2H04, combination of S&P/ASX200 Accumulation Index, S&P/ASX200 Accumulation Index (ex-IAG and ex LPTs) and, from June 2004, the S&P/ASX300 Accumulation Index (ex-IAG ex LPTs).*

b. *S&P/ASX200 Property Accumulation Index. LPTs have been managed as a discrete portfolio since 1 March 2004.*

c. *MSCI World Index (ex-Australia,) net dividends reinvested, in Australian dollars.*

d. *Combination of NZSE30 and NZSE40 Gross New Zealand equity indices in Australian dollars. (These assets were sold for international shares in December 2003.)*

e. *Currently, tailored benchmarks based on the liability profile of each of the Group's insurance portfolios, discounted to the Australian or New Zealand government yield curves, are used. Historically, a number of market benchmarks have been used.*

f. *Combination of UBS Bank Bill index (Aust) and UBS Bank Bill index (NZ) in Australian dollars.*

g. *Performance measure as contribution to total fund.*

h. *The tactical option protection programme is outside the benchmark measures and therefore no benchmark return measures are applicable.*

- The Group's portfolios outperformed the benchmark return by 0.34% for 2H04 and 0.96% for FY04 (before the 0.4% cost of the tactical option programme).
- A summary of the investment income and net capital gains/losses generated on the technical reserves and shareholders' funds portfolio is set out below:

Portfolio income (pre-tax) and incl. derivatives	FY03		1H04		2H04		FY04	
	A$m	Return (%)	A$m	Return (%) *	A$m	Return (%) *	A$m	Return (%)
Technical reserves	372	8.0%	67	2.0%	177	5.5%	244	3.8%
Shareholders' funds	(120)	(6.5%)	204	16.8%	230	19.8%	434	19.1%
Total investment income	**252**	**3.1%**	**271**	**6.4%**	**407**	**9.4%**	**678**	**8.1%**

* *Returns for 1H04 and 2H04 are annualised.*

- The Group's shareholders' funds continued to be predominantly invested in equities over 2H04 and contributed $230m to the Group's 2H04 results.

- The Australian sharemarket returned 9.0% for 2H04 (21.3% for FY04), finishing the financial year close to its record high. After some initial concerns that the US economy would experience a jobless recovery, global sharemarkets (including the Australian market) rose on solid data that showed the recovery was translating into employment growth. Domestically, Australian economic data and company results generally supported the market.
- International sharemarkets returned 12.0% (19.4% for FY04) in Australian dollar terms (i.e. unhedged) for 2H04. This return was boosted by the fall in the Australian dollar over the half year (the A$ fell 7.7% against the US$ over 2H04). The Group's international equities exposure was unhedged over the period.
- The technical reserves portfolio remains predominantly invested in fixed interest and cash in line with tailored benchmarks reflecting the underlying duration of the liabilities of the various portfolios within the Group. The contribution from these assets to the Group's insurance result was $177m for 2H04. The return achieved on the technical reserves assets over this period was 2.75%, 22 basis points above the benchmark return for the period. The return for the financial year was 3.75%, 68 basis points above the corresponding benchmark return.

B. Investment Derivative Strategies

- During 2H04, the tactical option programme over equities in the shareholders' funds was allowed to lapse following the substantial strengthening of the Group's capital position.

C. Asset Class Exposure

- This table represents the Group's effective exposure (i.e. after allowance for derivatives) to each asset class.

Asset class exposure as at	Technical Reserves 30 Jun 2003	Shareholders' Funds 30 Jun 2003	Technical Reserves 31 Dec 2004	Shareholders' Funds 31 Dec 2004	Technical Reserves 30 Jun 2004	Shareholders' Funds 30 Jun 2004
	%	%	%	%	%	%
Australian equities	-	44.4	-	72.9	-	68.0
Listed property trusts[1]	-	-	-	-	-	2.4
International equities[2]	-	19.6	-	18.9	-	21.0
Fixed interest	92.8	4.0	100.0	3.7	99.7	7.2
Cash	7.2	32.0	-	4.5	0.3	1.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Note:
1. Listed property trusts were included in Australian equities prior to 1 March 2004.
2. New Zealand equities held by NZI (NZ) were included under international equities.

- Part of the portfolio backing the technical reserves is held in equities and listed property trusts (LPTs). However, a derivative overlay strategy has been employed to neutralise the market risk.

D. Strategic Asset Allocation

D.1 Shareholders' funds

- The aim of the Strategic Asset Allocation model for the shareholders' funds, as described in the Investor Report for the half-year ended 31 December 2003, is to introduce more diversity across asset classes and across managers while controlling any slight reduction in expected returns.

- The first stage of the Strategic Asset Allocation model has been implemented by establishing a second internally managed Australian equities portfolio targeting a higher active return and higher tracking error than the "core" Australian equities portfolios.
- The selection process for external fund managers is well advanced with implementation due to commence in 1H05.
- As part of the Strategic Asset Allocation Model, any capital deemed to be above IAG's target capital requirement will be kept in a separate fund to be invested in highly liquid securities.

D.2 Technical reserves funds

- The tools used by the Group to match the assets of the technical reserves funds to the insurance liabilities have been further improved during the period.
- The implementation of a derivative overlay strategy commenced in June 2004 with part of the assets backing the technical reserves being switched out of fixed interest and invested in Australian equities and LPTs. At the same time, an overlay was put in place using derivatives to neutralise the market risk associated with investment in equities.
- The primary objective of the derivative overlay strategy is to generate a higher net contribution to the Group's insurance profit through active management of the additional assets invested in the sharemarket, after allowing for the fixed interest return foregone and the costs of the overlay.

E. Group Assets Under Management

Assets under management as at	30-Jun-2003	31-Dec-2003	30-Jun-2004
	A$bn	A$bn	A$bn
Technical reserves	6.3	6.5	6.5
Financial Services – Life Company	1.0	1.1	-
Outside equity interest - Unitholders' funds*	0.3	0.4	0.5
Shareholders' funds	2.4	2.5	2.8
Other	0.4	0.6	0.4
Total investments - on balance sheet	**10.4**	**11.1**	**10.2**
ClearView Personal Investment Trusts	0.2	0.2	-
External wholesale mandates*	1.5	1.8	3.3
Total assets under management	**12.1**	**13.1**	**13.5**

* ***These two items in aggregate represent the total external mandates. The unitholders' funds are shown separately as the trusts in which they are invested are controlled entities of the Group and consolidated in the Group's balance sheet.***

- The growth in the Group's assets under management from 1H04 to 2H04 was primarily driven by market value gains in the shareholders' funds offset by payments to shareholders – dividends and a share buy-back totalling $564m in 2H04.
- As a consequence of the sale of the ClearView business, the life company funds and personal investment trust funds are no longer part of the Group. The Group continues to manage the same ClearView portfolios as before the sale. However, they are now disclosed as part of the external mandates.

- The technical reserve split between the business segments as at 30 June 2004 by the new business segments are:
  - Personal lines 61%;
  - Commercial lines 33%; and
  - International 6%
- The technical reserve split between the business segments as at 30 June 2004 by the superseded business segments are:
  - Short-tail 26% (1H04: 28%);
  - Long-tail 68% (1H04: 68%); and
  - International 6% (1H04: 4%)
- The technical reserve balance as at 30 June 2004 is stated net of GST on outstanding claims of $0.3m.
- The balance classified as 'Other' represents cash in corporate treasury rather than under investment management.

E.1 Credit quality of assets under management

- The credit quality of the Group's fixed interest and cash portfolio is considered to be very strong, with 49% invested in Australian government securities and a further 39% in fixed interest or cash securities that are rated 'AAA'. The minimum acceptable credit quality is 'A' rated. The portfolio comprises predominantly highly liquid securities and seeks to match the duration of the insurance liabilities.

Cash & fixed interest by credit quality as at 30 June 2004



Fixed interest (Grade A) 2%
Fixed interest (Grade AA) 10%
Govt Securities 49%
Fixed interest (Grade AAA) 27%
Cash & deposits (Grade AAAm) 12%

Corporate

Corporate	Full-year ended June-03	Half-year ended Dec-03	Half-year ended June-04	Full year ended June-04
	A$m	A$m	A$m	A$m
Head Office	39	14	13	27
Fee based business (profit)/loss	(5)	-	(1)	(1)
Amortisation	81	54	64	118
Interest	47	29	28	57
Total corporate expenses	**162**	**97**	**104**	**201**

A. Corporate

- The increase in corporate expense from $162m in FY03 to $201m in FY04 is due to the inclusion of amortisation and interest expense relating to CGU/NZI for the full year compared to only six months in FY03.
- Head office expense in 2H04 was in line with 1H04, bringing the full year expense to $27m. This was lower than FY03, which included costs in relation to the CGU/NZI acquisition in January 2003.
- Corporate fee based business in this period represents asset management fees earned from external funds management mandates.
- The increase in the amortisation expense was due to $10m of accelerated amortisation of an intangible asset for contractual rights on IT service agreements with RACV. The increased amortisation reflects agreed changes to the future services to be provided to RACV by the Group's IT function.
- Interest expense relates to the Group's term debt funding which has an average fixed interest rate of approximately 6.7%.

B. Changes In Financial Legislative Requirements

B.1 International accounting standards

- IAG is required to prepare financial reports using Australian equivalents to International Financial Reporting Standards for the first time for the year ended 30 June 2006 and will be applying them in the half year reporting for the period ending 31 December 2005. A discussion of the impacts of the change in standards is included in Note 47 of the notes to the statutory financial statements.

B.2 Tax consolidation

- All Australian resident wholly-owned companies in the Group have elected to be treated as a single entity for income tax purposes in line with legislation that has been enacted effective 1 July 2002.
- The head entity, Insurance Australia Group Limited, now recognises all current and deferred tax assets and liabilities of the tax consolidated group.
- On formation of a tax consolidated group, the head entity has an option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount ('ACA') method or Transitional method.

- As a result of announcements made by the Government in December 2003, the tax cost setting rules will be modified so that the goodwill asset of a general insurance company that has demutualised will retain its existing tax value provided that the ownership of the company has not changed between the time of demutualisation and the time of joining a consolidated group. The law also now provides that taxpayers have until 31 December 2004 to choose between the alternative methods. Given the proposed change to the treatment of goodwill, the Group is continuing to reassess whether its preliminary choices remain optimal. Pending clarification and enactment of the modifications, the Group has made no adjustment to its provisions.
- However, the Group is required to adopt the ACA method in respect of its acquisition of the CGU sub-group that took place on 2 January 2003. Under this method, the tax values of a subsidiary's assets are reset according to certain allocation rules, which consequently impacts future tax deductions and the deferred tax balances. A one-off benefit of $22m included in the reported tax expense for 1H04 reflected the increase in future tax deductions arising from these reset tax values. Upon further review, the benefit recognised was reduced by $9m to $13m with the adjustments included in the reported tax expense for 2H04.

B.3 Licence consolidation

- The Group has been successful in achieving the first portfolio transfer under the amended Insurance Act in respect of SGIO's NSW CTP book, which was transferred to Insurance Australia Limited ('IAL') effective 21 April 2004. Work is continuing on reducing the number of licensed general insurers within the Group's wholly-owned Australian operations.
- The insurance licences targeted to be removed from the Group are those held by:
  - SGIO Insurance Limited;
  - SGIC General Insurance Limited;
  - NZI Insurance Australia Limited; and
  - CGU-VACC Insurance Limited.
- These proposed changes have no impact on the Group's brands and can only be implemented upon satisfying the regulators and the Court that the security of policyholders is not impaired.
- It is proposed to transfer the underlying businesses to either IAL or CGU Insurance Limited ('CGU') via a process of portfolio transfers under the Insurance Act as well as transferring the shell entities to IAL or CGU under schemes of arrangement under the Corporations Act.
- The intention is that directly distributed personal lines, workers' compensation and CTP portfolios will be transferred to IAL. The Group expects to transfer the indirectly distributed personal lines and commercial business to CGU. Both schemes require Federal Court approval under the Insurance Act for portfolio transfers and under the Corporations Act for members' schemes. Detailed plans are in place to complete this work during FY05, subject to receiving the relevant regulatory approvals.

C. Information Systems

- During the year, the Group's technology services efforts were focused on completing the integration programme and in-sourcing operations from IBM GSA, with the following key achievements:
  - Enabled the delivery of CGU integration benefits; and
  - Implemented a more up to date systems infrastructure which:
    - Reduced risk – more robust, removed points of weakness, improved data security; and
    - Increased service levels – speed and flexibility.

C.1 Integration

- As at June 2004, Technology Services had completed one of its major goals by supporting the completion of the integration programme and was a key enabler for realisation of some of the CGU integration benefits. Below are some examples of the benefits derived in the Australian business as a result of technology support:
  - All of the businesses, including New Zealand operations, were consolidated on one general ledger – enabling one "source of truth" on a consistent basis for financial information;
  - All motor and home claims are lodged on one system. This provided additional service for CGU customers as they now have access to the Group's 24x7 telephone lodgements and the Group can process their claims using the Group's supply management arrangements, including PSR;
  - The rating models used for IAG personal lines are also replicated on the CGU systems ensuring that IAG's more sophisticated rating models are being applied across the distribution channels;
  - All commercial claims are being handled through the CGU systems;
  - All Group staff in Australia have access to the Inside IAG intranet, providing a range of communication and administrative support, and all emails and phone networks are connected; and
  - Over the year, Technology Services also supported the relocation of over 3,000 people as part of both integration and moving to new premises in various locations.
- The Group is currently in the process of arranging for the migration/archiving of data to enable redundant systems to be shut down and software licensing costs to be reduced.

C.2 IT In-sourcing

- The key achievements from the completion of IT in-sourcing in Australia include:
  - Establishment of a data centre:
    - The new centre has been operational in Melbourne since April 2004;
    - Reduced 3 mainframes to 1;
    - Reduced mid-range servers from 55 to 20; and
    - The equipment and protocols in the new data centre, together with other improvements in the infrastructure during the year, have significantly improved the robustness of the Group's IT systems.
  - Updating of desk-top services:
    - Service and support now handled by in-house staff. Service quality – as measured by call response times and customer satisfaction – has increased;
    - New hardware has been provided to over 4,000 staff, with the balance to be installed within the next four months. Updated office software is also being delivered; and
    - Migration to Voice Over Internet Protocol ('VOIP') continues. This has numerous advantages, which include reduced costs and enabling people to relocate without IT involvement.

C.3 Application Architecture

- The Group has made significant progress on its strategic path to deliver technology transformation for the business in Australia.
- A key element of the transformation is to shrink the number of operational systems to deliver more accurate and timely data and more efficient operating processes.
- System rationalisation has progressed throughout the Group, including personal injury businesses where, as a result of various acquisitions, it had 55 instances on 13 systems. This has been reduced to 8 systems at this stage, and the target is to reduce to 12 instances on 4 systems by end of 2004. The different legislation in each State and Territory means this many instances need to be retained.
- The Group has also progressed with the development of discrete components within the legacy systems that will become common core functions. It is this capability that has facilitated the application of IAG's existing personal lines ratings models to the CGU personal lines.
- The technology improvements during the period have been integral in supporting the efficiency and benefits derived across the Group's operations. Going forward, the Group will continue to focus on rationalisation and modulations of its application structure to ensure effective support to the various businesses across the Group.

Financial Position, Dividends and Capital

A. Statement of Financial Position

IAG Group Balance Sheet As at	30-Jun-03 A$m	31-Dec-03 A$m	30-Jun-04 A$m
Assets			
Investments	10,457	11,068	10,184
Premium receivables	1,540	1,487	1,606
Reinsurance recoveries on claims	408	417	560
Other recoveries on claims	388	447	355
Deferred acquisition costs	513	503	558
Goodwill and other intangibles	1,626	1,521	1,473
Other assets	1,538	1,441	1,600
Total assets	**16,470**	**16,884**	**16,336**
Liabilities			
Outstanding claims	6,002	6,227	6,327
Unearned premium	3,301	3,316	3,472
Interest bearing liabilities	925	913	793
Gross life insurance policy liabilities	910	958	-
Other liabilities	1,279	1,193	1,519
Total liabilities	**12,417**	**12,607**	**12,111**
Net assets	**4,053**	**4,277**	**4,225**
Equity			
Equity attributable to shareholders	3,575	3,745	3,538
Outside equity interests	478	532	686
Total equity	**4,053**	**4,277**	**4,224**

- The net cash flow generated from operations for FY04 was $1,169m (FY03: $825m).
- The main changes in the Group's balance sheet during 2H04 were caused by the sale of the ClearView business, payments to shareholders and an increase in business activity.
- The movement in the investment balance is due to:
  - Deconsolidation of $1bn of funds attached to the ClearView business, which the Group continues to manage as part of its external wholesale mandates; and
  - The net effect of the $414m buy-back of ordinary shares, dividend payments of $150m, repayment of $136m of commercial paper borrowings and the cash generated from operations, increased the investment balance by $115m in 2H04.
- The category "other assets" comprises mainly non-premium trade debtors, prepayments and plant and equipment. The increase of $159m from 1H04 is due to:
  - Prepayments: apart from usually being higher in June than December, the single largest increase was in deferred fire service levy corresponding with higher volumes of business.
  - Trade debtors: the increase in trade debtors is due to significant investment transactions outstanding in the cash management trust as at 30 June 2004.

- The increase in "other liabilities" is due to a combination of:
  - The increase in income tax provision due to profits generated during the year;
  - The increase in deferred tax due to unrealised gains on investments during the year; and
  - The increase in trade creditors, that corresponded to the increase in business activity during second half 2004.
- The increase in "outside equity " was due to the net effect of:
  - Payments to RACV from IMA representing RACV's 30% share of dividends and a return of capital; and
  - An increase in the interests of outside equity unitholders, largely driven by ClearView investments becoming external funds following sale of business in January 2004.

B. Capital Management

B.1 Capital adequacy/MCR

Coverage of regulatory capital requirements	IAG Group	Insurance Australia Ltd Group	IAG Group	Insurance Australia Ltd Group
A$m	31-Dec-03	31-Dec-03	30-Jun-04	30-Jun-04
Tier 1 capital				
Paid-up ordinary shares	3,434	1,286	3,263	1,286
Hybrid equity	539	-	539	-
Reserves	(2)	-	(5)	-
Retained earnings[1]	(183)	2,443	(259)	2,308
Excess technical provisions (net of tax)	371	336	375	326
Less: deductions	(1,745)	(1,403)	(1,663)	(1,158)
	2,414	**2,662**	**2,250**	**2,762**
Tier 2 capital				
Term subordinated notes	618	618	644	644
Capital base	**3,032**	**3,280**	**2,894**	**3,406**
Minimum capital requirements (MCR)[1]:				
Australian general insurance businesses	1,456	1,486	1,475	1,485
International insurance businesses [2]	142	-	179	-
Minimum capital requirements	**1,598**	**1,486**	**1,654**	**1,485**
MCR multiple	**1.90x**	**2.21x**	**1.75x**	**2.29x**

Notes:

1. *The 31 December 2003 position excludes the capital requirement of the ClearView business as this business was sold in January 2004. The retained earnings position at 31 December 2003 was stated assuming a $43m profit on sale of the ClearView business.*
2. *The MCR and Capital base for International Insurance businesses is calculated on a similar basis to the Australian regulatory requirements and includes the Captive reinsurance business and the operations in New Zealand.*

- The Group continues to provide MCR information for both the consolidated Australian operations and for the whole Group. The data is based on applying in principle the APRA standards for individual entities to the relevant consolidated results, pending the publication by APRA of a standard to determine prudential capital at a consolidated level.
- The IAG Group multiple of 1.75x MCR as at 30 June 2004 remains above the Group's current benchmark multiple of 1.60x MCR.

- The key elements of the Group's MCR are as follows:

As at	31-Dec-03	30-Jun-04
	A$m	A$m
Insurance risk	1,007	1,061
Concentration risk	100	100
Investment risk	491	493
	1,598	1,654

- Apart from the results for 2H04 and dividends paid during the period, the other movements in the Group's regulatory capital base are as a result of:
  - The buy-back ($168m of capital and $246m of retained earnings);
  - The impact of exchange rate movements on the US$ dominated subordinated debt; and
  - A timing difference between the recognition of inwards and outwards treaties in the captive, which creates a seasonal increase in the premium liability for APRA purposes.

B.2 Target capital mix



IAG Capital Mix
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11%
13%
76%
17%
9%
74%
20%
12%
68%
20%
12%
68%
19%
12%
69%
20%
12%
68%
FY02
1H03
FY03
1H04
FY04
Target
Ordinary equity
Hybrid capital
Debt

- The Group's balance sheet capital mix remains close to target.

B.3 Total capitalisation and debt as at 30 June 2004

Total Capitalisation As at	31-Dec-03 A$m	30-Jun-04 A$m
Short-term debt	**124**	**-**
Long-term debt:		
Senior	87	91
Subordinated	620	646
Cross currency swap payable[1]	82	56
Total long-term debt	**789**	**793**
Total debt	**913**	**793**
Shareholders' Equity		
Equity attributable to ordinary shareholders	3,434	3,263
Retained Profits	(226)	(259)
Foreign currency translation reserve	(2)	(5)
Reset preference shares	539	539
Total shareholders equity (excl OEI)	**3,745**	**3,538**
Total capitalisation	**4,658**	**4,331**
Interest coverage & debt ratios		
Earnings before interest and tax (EBIT)	513	1,209
Earnings before interest, tax, depreciation and amortisation (EBITDA)	587	1,365
Market capitalisation at close of business day, 30 June 2004		
- Ordinary shares ($5.00 per share)	7,152	7,954
- Reset preference shares (IAGPA & IAGPB)	555	563
Total market capitalisation	**7,707**	**8,517**
Total debt/(Total debt+shareholders equity excluding OEI)	19.6%	18.3%
Total debt/(Total debt+total market capitalisation)	10.6%	8.5%
EBIT interest cover (times)	18x	21x
EBITDA interest cover (times)	20x	24x

[1]Cross currency swaps have been entered into to hedge the currency exposure from US$ denominated subordinated debt. The principal of the cross currency swaps is revalued to take into account movements in the US$/A$ exchange rate and is reported as part of interest paying liabilities.

Maturity profile of Group debt and Reset preference shares	Currency Principal Amount $ ms	A$ equivalent Principal Amount $ ms	Yield (net of interest rate and cross currency swaps)	Interest rate & dividend repricing date
Long-term debt[1]:				
NZ$50m senior fixed rate notes	NZ$50	46	7.06%	Aug-05
NZ$50m senior fixed rate notes	NZ$50	45	7.36%	Aug-08
A$50m subordinated floating rate notes	A$50	50	5.78%	Nov-07
A$250m subordinated fixed rate notes	A$249	249	6.41%	Nov-07
US$240m subordinated fixed rate notes[2]	US$240	401	6.93%	Apr-10
A$1.715m subordinated convertible loan[3]	A$2	2	6.67%	Perpetual
Total debt		**793**		
Reset preference shares[4]				
IAGPA	A$350	350	5.80%	Jun-07
IAGPB	A$200	200	4.51%	Jun-08

[1] All long term debt has been issued as either fixed rate notes, or hedged to fixed rate with interest rate swaps. The yields shown are pre-tax.
[2] The A$ equivalent is shown net of the related cross currency swaps.
[3] Fixed rate loan from the minority shareholder of Mutual Community General Insurance Pty Limited, a subsidiary of CGU Insurance Limited.
[4] The dividend yields shown on the reset preference yields are the cash yields excluding the value to investors of the attached franking credits.

B.4 Reinsurance

B.4.1 Reinsurance protections

- Though most of the Group's reinsurance protections are purchased on a calendar year basis, some covers were renewed or restructured as at 1 July 2004. This included renewing the protection on the CTP portfolio and purchasing some additional specific New Zealand catastrophe cover. Key changes since FY03 are as follows:
  - An increase in the maximum catastrophe event retention for a first event to $100m from $70m, as announced in February 2004. This increase is well within the Group's current tolerable limit for income statement volatility from a single event, with the $100m limit constituting less than 2% of net earned premium;
  - An increase in the capacity of IAG NZ's key commercial property surplus facility providing the business with increased capacity necessitated upping the limit of the New Zealand catastrophe programme. The limit increased from $2bn to $2.5bn.
- In terms of total expected expenditure, the renewal increases the Group's spend by less than 2% for FY05.

B.4.2 Reinsurance counter-party exposures

- At 1 July 2004 the rating of the counter-parties on the catastrophe programme stood at 66% 'AAA/AA' and 34% 'A' (up from 59%/41%, respectively, as at 1 January 2004), and on those reinsurances covering the Group's long-tail exposures the counterparty ratings were 79% 'AAA/AA' and 21% 'A'.
- The Group continues to enhance its approach to managing reinsurance counter-party risk. Development of the proprietary model for measuring counter-party exposure tolerances factoring in existing recoveries and contingent recoveries has continued. The measurement of tolerance for contingent recoveries – ie the Group's exposure if there is a future claim against the reinsurer and the reinsurer then defaults – in the model takes into account factors such as:
  - The various rating agency views on the reinsurer, including outlook;
  - Event probability for the risks covered by the Group's treaties with the particular reinsurer; and
  - The impact of a failure of the reinsurer to pay on the Group (eg cover for attritional losses or short-tail risks is less of an issue than large lines on a major catastrophe).
- The Group is using this model to monitor its own exposures and in negotiations with reinsurers on the terms of their future participation on the Group's programme.

C. Dividends

C.1 Dividend policy and distributable earnings

- The Group's dividend policy, as announced at February 2004, is to target a dividend payout ratio of 50-70% of normalised profits (before goodwill amortisation), with an interim : final proportion of 45 : 55.
- The final dividend of 14.0 cents per share brings the full year payout ratio to 68% of normalised profits. There has been a greater weighting to the final dividend due to the strength of the 2H04 results.
- The Group continues to target double digit growth in annual dividends going forward.

C.2 Dividend on ordinary shares

Period	Dividend per share	Franking
	cents	%
Final - FY 2004	14.0	100
Interim – FY 2004	8.0	100
Final - FY 2003	7.0	100
Interim – FY 2003	4.5	100
Final - FY 2002	6.0	100
Interim - FY 2002	4.5	100
Final - FY 2001	6.0	100
Interim - FY 2001	4.0	100

D. Return on equity


Return on Equity
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
(4.0%)
Target 13-15%
6.6%
(1.2%)
13.6%
12.9%
15.1%
FY01
FY02
FY03
FY04
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders

Note: Normalised calculation was based on two adjustments to actual NPAT to ordinary shareholders:

1. *Exclusion of non-recurring items*
2. *Shareholders' fund return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%. This was 9.7% in FY04 and the prior year results have also been restated on this basis.*

- The Group has previously stated its target Return on Ordinary Equity ('ROE') as 13 - 15% over the cycle and normalised for equity market fluctuations. This target has now been restated in terms of a multiple of Weighted Average Cost of Capital (WACC). The new target is to generate a return of at least 1.5 times WACC. See Appendix C for more information.

- The Group will continue to normalise its results – using a risk-free rate and an equity market premium – when measuring profits in the context of WACC and in considering dividends.
- The above graph shows that for three consecutive years, on a normalised basis the Group has been performing within 0.1% of its target ROE range of 13 – 15%.
- The significant improvement in equity market returns and ongoing strong operational results in FY04 has generated a reported ROE for FY04 of 21.1%. This is above the target range and needs to be considered in the context of the normalised return and the fact that this is the first year since listing that the Group's reported ROE was not significantly below target range.

E. Sensitivity analysis

E.1 Investment market sensitivities

- The following table indicates the impact of an immediate change in the market value of equities and changes in interest rates on the Group's net profit before tax at the specific dates.

Sensitivity on NPBT As at	Change in assumption	31 December 2003 A$m	30 June 2004 A$m
Investment sensitivities			
Equity market values:			
Australian equities	+1%	18.5	17.0
Listed property trusts	+1%	-	0.6
International equities	+1%	4.8	5.2
Interest rates			
Investment returns	-1% or 100 bpts change in interest rates	148.6	159.3
Outstanding claims	-1% change in net discount rate	137.3	146.7

- The duration of the fixed interest portfolio was effectively matched to the duration of the technical reserves as at 30 June 2004. The difference in the sensitivity between interest rates and outstanding claims in the above table largely reflects the accounting treatment of unearned premiums as a cash liability whereas the Group generally invests on the basis of its ultimate expected economic duration.
- The sensitivity of the investment portfolio to a change in interest rates rose over 2H04. This greater sensitivity resulted from an increase in the fixed interest component of the shareholders' funds and a lengthening of the duration of the technical reserves portfolio, following the removal of the active duration positions in place at 31 December 2003.

E.2 Operational sensitivities

- This table indicates the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods. The sensitivities provided for 30 December 2003 are annualised.

Sensitivity on net profit before tax	Change in assumption	31-Dec-03	30-Jun-04
	%	A$m	A$m
Insurance sensitivities			
Loss ratio – personal lines	-1%	36.2	36.0
Loss ratio – commercial lines	-1%	13.4	13.6
Underwriting expenses	-1%	9.8	10.5

Appendix A – Domestic Short-tail

Domestic short-tail	Full-year ended June-03	Half-year ended Dec-03	Half-year ended June-04	Full-year ended June-04
	A$m	A$m	A$m	A$m
Gross written premium	**3,415**	**2,084**	**2,160**	**4,244**
Gross earned premium	**3,222**	**2,067**	**2,081**	**4,148**
Reinsurance expense	(191)	(160)	(180)	(340)
Net premium revenue	**3,031**	**1,907**	**1,901**	**3,808**
Net claims expense	(2,082)	(1,276)	(1,159)	(2,435)
Commission expense	(175)	(158)	(161)	(319)
Underwriting expense	(582)	(347)	(404)	(751)
Underwriting profit	**192**	**126**	**177**	**303**
Investment income on technical reserves	88	38	51	89
Insurance profit	**280**	**164**	**228**	**392**
Profit from fee based businesses	-	3	2	5
Total short-tail result	**280**	**167**	**230**	**397**
Insurance ratios				
Loss ratio	68.7%	66.9%	61.0%	63.9%
Expense ratio	25.0%	26.5%	29.7%	28.1%
Administration ratio	*19.2%*	*18.2%*	*21.3%*	*19.7%*
Commission ratio	*5.8%*	*8.3%*	*8.4%*	*8.4%*
Combined ratio	93.7%	93.4%	90.7%	92.0%
Insurance margin (before tax)	9.2%	8.6%	12.0%	10.3%

Note: This table now includes commission paid to RACV in "commission expense" to be consistent with the new Group structure. This was previously disclosed as a direct underwriting expense, which reflected the underlying direct distribution by RACV rather than the legal form from the Group's perspective.

Expense ratio


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
23.8%
26.5%
22.2%
1.2%
18.9%
1.9%
19.5%
1.9%
19.2%
5.8%
19.7%
8.4%
FY98
FY99
FY00
FY01
FY02
FY03
FY04

Loss ratio


90.0%
80.0%
70.0%
60.0%
50.0%
85.9%
85.7%
82.7%
77.6%
74.1%
68.7%
63.9%
FY98
FY99
FY00
FY01
FY02
FY03
FY04

Combined ratio


110.0%
105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
109.8%
112.2%
106.1%
98.4%
95.5%
93.7%
92.0%
FY98
FY99
FY00
FY01
FY02
FY03
FY04

Insurance margin (pre-tax)


14.0%
10.0%
6.0%
2.0%
-2.0%
-6.0%
-10.0%
FY98
FY99
FY00
FY01
FY02
FY03
FY04

A. Domestic Short-tail Analysis

- The short-tail portfolio continues to perform strongly, with a combined ratio of 92%, at the lower end of the Group's target for this business of 92 – 94% .
- The significant growth in gross written premium from FY03 to FY04 of 24.3% is primarily due to the inclusion of CGU/NZI business for a full year in FY04. For consistent comparison, the growth between 1H04 to 2H04 of 3.6% reflects the volume growth in motor and home insurance offset by softening of rates in the short-tail commercial portfolio.
- The combination of benign weather conditions and effective claims management contributed to the reduction in the loss ratio from 66.9% to 61.0% between 1H04 and 2H04. Overall for FY04, the home portfolio was adversely affected by increased severity of storms, which was more than offset by the benefits derived in the motor portfolio from lower collision frequency due to generally drier weather conditions.
- The increase in the expense ratio from 18.2% in 1H04 to 21.3% in 2H04 was attributable to:
  - A reduced provision for fire brigade levies in the period following a significant restatement of costs notified by the NSW authorities in December 2003. This benefited the 1H04 expense ratio by approximately 1%;
  - Investment in the technology transformation programme, including IT in-sourcing completed during 2H04 and data cleansing of the customer database; and
  - A change in mix of the total premium which affects the administration ratio, as different products have varying rates. For example, home insurance has a lower average premium than motor but it takes longer to write new home business so it has a higher administration ratio.
- The stronger underwriting result continued to drive the insurance margin higher in 2H04, to 12.0%, bringing the full-year margin for the portfolio to 10.3%.
- The fee-based business in the short-tail portfolio represents the premium funding business. This business has shown strong growth over the period, with loans growth derived from cross-selling to the Group's commercial business customers.

Appendix B – Domestic Long-tail

Domestic long-tail	Full-year ended June-03	Half-year ended Dec-03	Half-year ended June-04	Full-year ended June-04
	A$m	A$m	A$m	A$m
Gross written premium	**1,049**	**604**	**665**	**1,269**
Gross earned premium	**1,019**	**599**	**619**	**1,218**
Reinsurance expense	(37)	(34)	(35)	(69)
Net premium revenue	**982**	**565**	**584**	**1,149**
Net claims expense	(858)	(318)	(431)	(749)
Commission expense	(33)	(27)	(28)	(55)
Underwriting expense	(113)	(71)	(76)	(147)
Underwriting profit/(loss)	**(22)**	**149**	**49**	**198**
Investment income on technical reserves	269	18	116	134
Insurance profit	**247**	**167**	**165**	**332**
Profit/(loss) from fee based businesses	5	17	(1)	16
Total long-tail result	**252**	**184**	**164**	**348**
Insurance ratios				
Loss ratio	87.4%	56.2%	73.8%	65.2%
Expense ratio	14.8%	17.4%	17.8%	17.6%
Administration ratio	*11.4%*	*12.6%*	*13.0%*	*12.8%*
Commission ratio	*3.4%*	*4.8%*	*4.8%*	*4.8%*
Combined ratio	102.2%	73.6%	91.6%	82.8%
Insurance margin (before tax)	25.2%	29.6%	28.3%	28.9%


Expense ratio
20.0%
15.0%
10.0%
5.0%
0.0%
12.9%
15.4%
15.2%
12.4%
0.9%
11.2%
0.7%
11.4%
3.4%
12.9%
4.8%
FY98
FY99
FY00
FY01
FY02
FY03
FY04


Loss ratio
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
102.5%
74.6%
91.2%
82.2%
83.5%
87.4%
65.2%
FY98
FY99
FY00
FY01
FY02
FY03
FY04


Combined ratio
120.0%
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
115.4%
90.0%
106.4%
95.5%
95.4%
102.2%
82.9%
FY98
FY99
FY00
FY01
FY02
FY03
FY04


Insurance margin (before tax)
40.0%
30.0%
20.0%
10.0%
0.0%
21.8%
36.1%
27.9%
30.9%
16.5%
25.2%
28.9%
FY98
FY99
FY00
FY01
FY02
FY03
FY04

A. Domestic Long-tail Analysis

- The stability of the NSW CTP portfolio continues to drive the strong performance of the long-tail business, which produced an increase in insurance margin to 28.9% in FY04 from 25.2% in FY03.
- The GWP grew by 10.1% between 1H04 and 2H04 driven by volume growth in CTP business and renewals in the workers' compensation and liability business in the second half 2004. This is a strong performance given the reduction in rates in the NSW CTP and WA workers' compensation portfolios early in 2H04.
- The performance in 1H04 and 2H04 has been relatively consistent with an insurance margin of 29.6% in 1H04 compared to 28.2% in 2H04.
- In 1H04 there was a significant interest rate adjustment benefit of $98m compared to $25m in 2H04. Excluding these, the loss ratio would have been 73.5% in 1H04 and 78.1% in 2H04.
- The reduction in fee-based profit for 2H04 is due largely to a reduction in the fees arising from non-risk workers' compensation. Whilst the 1H04 result recognised a large prior year incentive fee, the result in 2H04 had an adverse adjustment to incentive fees relating to 1H04 performance, particularly in the Group's Victorian and New South Wales workers' compensation business.
- The volatility between the half on half comparison is due to the timing of assessment and notification of performance fees. The full-year result of $16m is in-line with the operating margins expected for this business.

Appendix C – Strategy

In February 2004, the Group confirmed that it had effectively achieved the five-year goals announced in May 2002. These goals have now been updated and are set out below together with the previous goals.

5 Year Goals – May 2002	Updated Goals – August 2004
Top quartile total shareholder return	Top quartile total shareholder return
ROE 13% – 15%	Return on equity of at least 1.5 times weighted average cost of capital
Double gross written premium by FY 2007 to $6.6bn	Establish an Asian foothold
Maintain combined ratio <100%	Maintain an 80:20 mix of short-tail:long-tail premiums
Maintain a 'AA' category rating	Maintain a 'AA' category rating

The Group considers that these goals, when taken as a whole, are a fair representation of its strategic direction and risk appetite for the foreseeable future. The goals following top quartile total shareholder return ('TSR') should be regarded as inter-dependent components supporting the delivery of top quartile TSR.

C.1 Top quartile shareholder return

Top quartile TSR (within the S&P/ASX100) remains as the Group's overall strategic goal. It is recognised that this is a tough goal, but is one the Group considers appropriate.

For the four years from the Group's listing on 8 August 2000 the cumulative Total Shareholder Return ('TSR') – measured as simple share price growth and cash dividends with no allowance for imputation credits (all the Group's dividends have been fully franked), capital raisings or buy-backs – has been 68.6%. This ranks it as 34th in the current S&P/ASX100 and the best performing company in the insurance index.

Other facts of note on TSR measured over this period are:

- The cumulative performance of the S&P/ASX100 index was 25.26%;
- Only 2 companies were in the top quartile for each of the four years;
- Only 13 companies in the top quartile in the first year (ie to August 2001) remained in the top quartile in each of the four years; and
- IAG shares were in the top quartile in both of the last 2 years of the 4-year period.

This data highlights the high benchmark set to sustain top quartile shareholder return with varying circumstances affecting the Group, the industry and the other companies in the index.

C.2 ROE of at least 1.5 times WACC

Previously the Group's target return for ordinary shareholders was stated as being within a range of 13 – 15%, calculated as net profit (including goodwill amortisation and normalised investment returns) for ordinary shareholders as a percentage of average ordinary equity.

This superseded measure was derived using returns from international insurers over time and bearing in mind the Group's aim to improve its cost of capital having listed with 100% equity funding. It worked for this purpose but is subject to obsolescence when interest rates or equity risk premiums change substantially.

The 13 – 15% ROE target has now been replaced with a target of achieving a return for ordinary shareholders that is at least 1.5 times the Group weighted average cost of capital ('WACC'). The return on the shareholders' funds portfolio will continue to be normalised in measuring performance against this goal.

As at 30 June 2004, the WACC has been assessed for this purpose as approximately 10%. The WACC is sensitive to the assumptions adopted for beta and equity risk premium and the treatment adopted for imputation credits. Therefore, in other contexts, a quite different WACC could emerge and it will, of course, fluctuate with movements in long-term interest rates.

The Group believes that a normalised return in excess of 1.6 times WACC is unlikely to be sustainable. This is consistent with the Group's regularly publicised view that sustained returns, in excess of what is needed to ensure that shareholders receive an adequate return and continue to make capital available, are likely to result in increased competition and pricing pressure. This could be driven by existing competitors, new entrants or consumer activism, as general insurance is a necessary community product and needs to remain available and affordable.

C.3 Establish an Asian foothold

Insurance companies globally continue to pursue a path of consolidation to achieve scale benefits in terms of capital needs and allocation, risk diversification and cost savings. Over many years, this has seen the top 50% of insurers globally effectively double gross written premium every 5 years – although the pace of this growth is often uneven as opportunities of various sizes become available. Thus, to maintain relative global scale, an average of 15% growth per annum is important.

The Group has sustained growth above this level since it began acquiring general insurance businesses in 1998. In the last five years, GWP growth has averaged 23.7% compound annual growth per annum. To double GWP over the next five years (by delivering a CAGR of 15% by the end of FY2009) would mean GWP of $13.5bn.

The Group has a number of opportunities for organic growth in Australia and New Zealand, for example, through growth generated by real wages growth in quite robust economies, tackling under-insurance, increased customer segmentation and targeting, new product areas and features. The Group will remain focused on optimising its operations in Australia and New Zealand through driving organic growth and improving the cost and service efficiency of these operations. However, they are not expected to be sufficient to generate the growth targeted to maintain relative international scale.

In view of the Group's leading market shares in the largest general insurance revenue streams in Australia and New Zealand, its acquisitive growth opportunities in these markets are very limited. Accordingly, the Group began investigating offshore growth prospects and, after extensive research, concluded that Asia provides the best fit for the Group to focus on for a range of acquisitive growth opportunities.

Many Asian insurance markets are undergoing, or moving towards, periods of rapid expansion in demand for general insurance. The Group's skills in motor underwriting and claims management, and in direct distribution benchmark very highly on an international scale and are being sought out. The Group aims to establish a foothold in Asia – possibly through a number of individual opportunities – through partnering with or acquiring existing operations which can generate improved returns and growth in general insurance from the Group's investment of funds and skills.

Currently, opportunities to gain reasonable market shares in Asian markets have values that are relatively immaterial to the Group's market capitalisation so they would not be expected to add materially to the size of the Group's operations in the short-term. However, the forecasts for growth in economic wealth in certain countries (or specific areas within larger countries such as China) mean that there is real potential for these businesses to add significantly to the Group's growth profile over time.

The Group is very conscious of the additional risks posed by international expansion beyond New Zealand. Extensive risk assessments are undertaken on each opportunity that is considered as having potential to be of interest.

C.4 Maintain an 80:20 mix of short-tail:long-tail premiums

The goal of maintaining an 80:20 mix of short-tail:long-tail premiums is indicative of the Group wishing to keep risks managed to a tolerable level.

It replaces the goal of maintaining a combined ratio of less than 100%. When this goal was originally set the Group – and indeed its short-tail businesses – had only just delivered the first year (FY01) of underwriting profits over a long period. Underwriting profits have been consistently delivered since. Accordingly, it was considered more appropriate to replace this goal with one that more accurately reflects the Group's approach.

The Group remains committed to delivering underwriting profits and achieving these is inherent in the delivery of returns of at least 1.5 times WACC.

Long-tail insurance provides higher returns on premium (ie insurance margins) but higher risk due to the longer period of time before claims are finalised, which exposes the underwriter to risks from latent injuries or changes in legislation or medical treatments the costs of which were not factored into the original premiums. The duration of the tail and the volatility that can be generated are negative factors.

The Group has skills in the provision of long-tail insurance and customers require the products issued, so the Group remains involved in the provision of long-tail insurance products. However, it has a goal of keeping the proportion to about 20% so that the exposure to the inherent risks of long-tail is kept to a tolerable level.

Investment income on technical reserves is significant in the measurement of the margin on long-tail insurance, by virtue of the longer period for which premiums collected are held and invested. Accordingly, long-tail insurance can generate satisfactory returns while reporting underwriting losses. Bearing in mind the perceptions created by underwriting losses, the Group prefers to have a business mix that supports delivering underwriting profits on an ongoing basis. This is a secondary factor considered in restricting long-tail insurance to 20% over time.

Opportunities may arise at times that skew the mix of business away from this goal. If such an event were to occur, the Group would increase its focus on executing other opportunities to re-direct the mix back to the target within a reasonable timeframe.

C.5 Maintain a 'AA' category rating

The goal of maintaining a 'AA' category rating has been retained as a measure of the Group's risk appetite.

In determining the economic capital requirements of the Group, the modelling performed takes into account the financial metrics used for 'AA' insurer financial strength ratings as well as a risk of statutory insolvency of no more than 1-in-750 years and the metrics for determining prudential solvency under APRA standards.

The Group's key insurance operations currently hold AA insurer financial strength ratings (with 'Stable' outlook) from Standard & Poor's. These are currently the highest ratings of any Australian based financial institution.

The Group continues to consider that the conservative levels of capital dictated by targeting 'AA' category ratings are an appropriate reflection of the Group's current risk appetite.

C.6 Overview of strategic direction

The updated goals remain consistent with the following diagrammatic representation of the Group's strategic progress that has been used over the past year.

This future focus is encapsulated in the following chart:



Progress
Progress by leveraging our internationally competitive core competencies (motor/direct)
Generation of international growth and profitability
Generation of domestic organic growth and profitability
We believe that there are substantial opportunities to improve earnings locally for a few years
June 2003
Generation of domestic scale
Delivered
Time

Appendix D – Outlook

D.1 Short-term operating outlook

A year ago, the Group set a long-term target of an insurance margin of 9 – 12% for its current mix of business. It has exceeded this in FY04 due to a confluence of positive conditions. Some of these, eg the commercial cycle and drier weather, have begun to turn (commercial) or are expected to turn at sometime in the future (weather). However, the Group believes it will still be able to deliver insurance margins above the long-term target range for some time to come. It is not practical to commit to a timeframe or to the extent of the out-performance but the Group has a reasonable degree of confidence that this will be for at least a year. This strong performance will be generated from a combination of the momentum in the business, delivery of benefits from integration and investments made in improving processes and ongoing efforts to improve cost effectiveness as part of the process of optimising the franchises in Australia and New Zealand.

Excluding any acquisitive growth, and bearing in mind the premium reductions yielded in commercial property classes and generated in key statutory classes by improved claims experience, the Group currently expects NEP growth for FY05 to be in the range of 5 – 7 %. Much of this will come from targeted organic volume growth.

The Group considers the momentum in the business provides confidence that double-digit annual dividend growth can be sustained for at least two years.

Reported profit for FY05 and subsequent periods will be reported under IFRS. Reference should be made to Note 47 of the Group's statutory financial statements for a summary of the anticipated affects.

D.2 Overview of the cycles

As noted in earlier reports and presentations, the Group considers its business should be looked at in three components when one is considering cycles. These are:

- Personal lines, excluding CTP;
- Commercial lines, excluding workers' compensation; and
- Statutory classes (personal injury).

D.2.1 Personal lines, excluding CTP

Personal lines, in both Australia and New Zealand, operates as a scale business with the top four or so operators underwriting over 75% of the business. These market participants have well-established brands and distribution networks and, with the benefits of consolidation, have been able to improve their cost structures. Together with increased transparency of performance (most key players are listed in Australia) and more stringent Australian prudential capital requirements introduced in recent years, the Group considers the industry to be well disciplined and not subject to much influence from the global insurance cycle or new entrants due to the scale and efficiency of the major players. Pockets of competitive activity are expected, but these are not considered detrimental to reasonably stable returns.

For the last two years, the personal lines performance has been strong and, to the extent that this is not attributable to short-term weather benefits, the Group expects the performance of the personal lines business to continue to deliver good results.

This business delivered 59% of the Group's GWP in FY04.

D.2.2 Commercial lines, excluding workers' compensation

The commercial cycle, and the extent to which it is and will turn into a negative cycle, has been the subject of much discussion and analysis in recent months. The Group foreshadowed this at the last results announcement and the extent of the decrease in rates during the key June 2004 renewal period was broadly in line with expectations, with estimates of about 10% in the SME to middle market. There were higher rate reductions in the top-end of the market (with considerable portions placed off-shore) and lower or no reductions experienced at the lower end. The movements were also different by class with property rates the most exposed to declines and liability rates holding up.

The Group is satisfied that its business has been written at rates that meet the internal return on capital targets for the business.

The international insurance cycle will continue to influence the performance of commercial lines in Australia and New Zealand as capital flows easily in and out of this market as insurers change the capacity they make available to the intermediaries who place the business for the insureds. The same applies to reinsurance, which is a bigger proportion of the cost of commercial insurance rates than for the other parts of the business. Accordingly, the Group expects commercial lines to remain cyclical. The extent of the current cycle is impossible to predict but the Group expects that the impact on it will be mitigated by its weighting toward the SME and middle-market areas of the market.

Commercial lines accounted for 27% of the Group's GWP in FY04. This figure includes 6% for liability. To the extent that this liability business relates to personal injury, it is subject to the positive influences of tort reform noted below for statutory classes.

D.2.3 Statutory classes

The statutory classes are CTP (motor liability) and workers' compensation. Both are mandatory insurances and the respective State and Territory governments regulate the premiums and benefits to varying degrees. The largest privately underwritten schemes are NSW CTP and WA workers' compensation.

The schemes tend to move in long-term cycles. As noted earlier in this report, both these schemes have been performing well for insurers and delivering premium rate reductions for insureds.

The nature of these schemes is that they are subject to legislative amendment by the various governments. The Group ensures that it maintains focus on how all the schemes are performing and likely developments or pressure points. It is important to ensure that the schemes remain in balance with affordable premiums, adequate benefits for claimants and sufficient profits for insurers to continue to make capital available.

CTP and workers' compensation contributed 11% and 3%, respectively, to total FY04 GWP.

Tort reform during the last 2 –3 years has borrowed from the experience gained in stabilising the statutory personal injury schemes, and there are signs that this is now delivering positive outcomes in the personal injury element of liability classes. Improvements have only just started to be implemented in other areas of liability, such as professional indemnity, and it will take time to see if these deliver enough benefits to stem the claims inflation in these areas.

Appendix E – Product and Geographical Diversification

This graph shows a history of the Group's growth in gross written premium and the increased diversification over a seven year period.



Gross Written Premium by business A$bn
Premium outside NSW/ACT
12%
20%
21%
34%
40%
42%
51%
56%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.4bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

Notes:

1. *Includes GWP of all businesses except Inwards Reinsurance, which is in run-off.*
2. *The health insurance business was sold in July 2003.*
3. *Other Short-tail primarily consists of other accident, extended warranty and consumer credit businesses.*

The mix of short-tail : long-tail GWP at 30 June 2004 was 80 : 20.

Appendix F – Corporate Governance

- The Group's corporate governance structure and supporting risk management framework provide a sustainable balance of the Group's core business function of paying claims and providing insurance at an affordable cost with its responsibility to provide fair and stable return to shareholders.
- The corporate governance structure stipulates guidelines on the following matters:
  - The role of the Board and management;
  - Ethical and responsible decision making;
  - Board composition;
  - How the Board operates;
  - Managing risks;
  - Board and executive performance; and
  - Compensation arrangements.
- For share-based remuneration in the form of Performance Award Rights, the Group practice is to acquire the shares it anticipates will be needed to remunerate management and staff who may become entitled to exercise their Performance Award Rights. The costs of acquiring the shares are expensed over a three-year vesting period.
- The Group's corporate website: www.iag.com.au contains more information on the Group's corporate governance policies, including copies of key charters and policies.

Appendix G - Key ASX Releases

This schedule contains only a summary of the announcements made to the ASX since FY04 commenced. It does not include announcements of changes in Directors' interests. Reference should be made to a copy of the ASX announcements should further information be required. These are available on www.iag.com.au

27 July 2004	**IAG issues shares on exercise of employee performance share rights** IAG issued 1,080,000 ordinary shares on exercise of employee share rights
20 July 2004	**IAG reorganises Australian insurance business along customer lines** IAG announced a new structure for its Australian insurance operations more closely aligned to its core products – personal insurance and commercial classes.
15 July 2004	**IAG settles with US insurer following successful arbitration** IAG accepted a settlement that will involve the Group receiving payment of US$25m. The settlement approximates the amount carried in the Group's accounts and had no material impact on the Group's profit for the six months ended 30 June 2004.
8 July 2004	**Variation to Dividend Reinvestment Plan** With effect from 15 September 2004, the issue price of DRP shares will be calculated to 4 decimal places.
8 July 2004	**Closing Date for Receipt of Nominations for Election of Directors at the 2004 Annual General Meeting** IAG has been granted a waiver from Listing Rule 14.3. As such, the closing date for receipt of nominations for election as directors at the 2004 Annual General Meeting will be 6 September 2004.
8 July 2004	**IAG confirms small acquisition in New Zealand** IAG confirmed that one of its New Zealand subsidiaries has acquired a 50% stake in Mike Henry Travel Insurance Limited ('MHTI'). IAG noted its intention to take over the underwriting of travel insurance policies issued by MHTI with effect from the final quarter of the 2004 calendar year. This acquisition is not significant to the results or financial position of IAG.
28 June 2004	**IAG issues shares on exercise of employee performance share rights** IAG issued 327,100 ordinary shares on exercise of employee share rights.
25 June 2004	**ASIC notified of bought back cancellation of shares**

21 June 2004	**IAG successfully completes $414m buy-back** IAG announced the successful completion of its off-market buy-back of $414m. IAG repurchased 94.1m shares at a price of $4.40 per share. This represented around 5.6% of the Group's ordinary shares on issue.
27 May 2004	**IAG issue shares on exercise of employee performance share rights** IAG issued 440,000 ordinary shares on exercise of employee performance share rights.
17 May 2004	**Buy-back booklet released to the market**
14 May 2004	**Dividends payable – reset preference shares** IAG declared fully franked dividends on IAGPA at a rate of 5.8% per annum and on IAGPB at a rate of 4.51% per annum both payable on 15 June 2004.
30 April 2004	**IAG announces details of off-market share buyback** IAG disclosed details of its off-market buy-back offer to ordinary shareholders of approximately $350m. The buy-back was to be by tender process, with the share price to be comprised of a capital component of $1.78 and the remainder in the form of a fully franked dividend. The buy-back opened on 24 May 2004 and closed on 18 June 2004.
6 April 2004	**IAG to offer home warranty insurance in NSW and VIC** IAG announced that it would enter the home warranty insurance market in New South Wales and Victoria under the group's intermediary brand CGU.
5 April 2004	**Pricing of shares to be allocated under DRP** IAG advised that ordinary shares allocated under the Dividend Reinvestment Plan (DRP) would be priced at $4.74 per share for the 2004 interim dividend. Around 10.1 million ordinary shares were allocated to shareholders participating in the DRP on 19 April 2004. These shares were sourced on-market.
10 March 2004	**Interim report sent to shareholders – 31 December 2003**
2 March 2004	**IAG successful in US court arbitration** IAG announced it had been successful following its court arbitration in relation to a quota share reinsurance contract with a US insurer dating back to July 1997. The award is for IAG was awarded US$29m including interest and costs. The impact on the Group's accounts was expected to be a pre-tax profit of AUS$5m for the six months ended 30 June 2004.

26 February 2004 **Profit announcement for the half-year ended 31 December 2003 and declaration of interim dividend**

IAG announced a net profit after tax of $302m for the six months to 31 December 2003 (31 December 2002: $62m). This reflects the increased scale of the business following the acquisition of CGU and NZI, and the considerable improvement in equity markets.

A fully franked interim dividend of 8.0 cents per ordinary share, payable on 14 April 2004, was declared.

26 February 2004 **Senior management change**

IAG announced Group Executive, Mr Mario Pirone would assume responsibility for its Intermediary Business operations following the planned retirement of Mr Bob Wagstaffe on 25 August 2004.

25 February 2004 **IAG issues shares on exercise of employee performance share rights**

IAG issued 20,000 ordinary shares on exercise of employee performance share rights.

2 February 2004 **IAG RPS1 (IAGPA) Class meeting**

The meeting voted in favour of changing the terms of RPS1 (IAGPA) to align with RPS2 (IAGPB) in all relevant respects.

23 January 2004 **IAG to relocate share register**

IAG announced it would be relocating its share registers in April 2004 to Computershare Investor Services Pty Limited.

19 January 2004 **CGU enters the marine insurance market**

CGU announced it would enter the marine insurance market, establishing a business unit to offer specialised marine products. The marine insurance market in Australia generates approximately $300m per annum in premiums.

CGU previously offered marine products through a joint venture with Zurich, which ended in December 2003 following IAG's acquisition of CGU.

11 December 2003 **Agreement to sell ClearView businesses to MBF**

IAG concluded an agreement to sell its ClearView businesses to MBF for approximately $220m plus an additional $50m earn-out, subject to business performance.

12 November 2003 **Annual general meeting**

The Chairman informed the shareholders that the Group was well positioned to deliver another solid performance in the year 2004.

The positive operating environment and solid performance of CGU/NZI acquisition were the main drivers of the improved performance for the year-ended 30 June 2003.

All resolutions put to the meeting were passed in accordance with the Directors' recommendations.

11 November 2003	**Dividends Payable for Reset Preference Shares RPS1 (IAGPA) and RPS2 (IAGPB)** IAG declared fully franked preferred dividends on IAGPA at a rate of 5.8% per annum and on IAGPB at a rate of 4.51% per annum payable on 15 December 2003.
29 September 2003	**Pricing of shares to be allocated under DRP** The ordinary shares allocated under the dividend reinvestment plan (DRP) as part of the final dividend for 2003 were priced at $4.07 per share. The DRP price was based on an average market price for ten trading days from 15 September to 26 September 2003 inclusive. Under the DRP, 9.1 million ordinary shares were allocated to participating shareholders and purchased on-market.
1 September 2003	**IAG announces changes to Board processes and composition** The Board approved a number of Board process and composition changes to ensure IAG governance practices remained in line with current developments. Referring to composition, the Board numbers have reduced from 10 to 8 members following the retirement of Mrs Maree Callaghan and Mrs Mary Easson effective on 1 September 2003.
1 September 2003	**Payment of retirement benefit to former director** IAG Board resolved to pay $637,000 to former Chairman, Nicholas Whitlam, following the decision of the New South Wales Court of Appeal, in which Mr Whitlam was found not to have committed any breach of duties as a director of IAG.
21 August 2003	**Announcement of annual results – 30 June 2003 and declaration of a fully franked final dividend of 7.0 cents per ordinary share payable on 13 October 2003.**
11 August 2003	**Closing date for nominations for election of directors** IAG announced a closing date of 8 September 2003 for receipt of nominations for election of directors at the 2003 annual general meeting scheduled for 12 November 2003. The closing date was set pursuant to a waiver under ASX Listing Rule 14.3.
17 July 2003	**Update of investment market sensitivities** As a result of the improvement in the Group's capital position, tranches of option protection expiring in June 2003 over Australian and international equities were not replaced. At 30 June 2003, after expiry of these options, protection remains over 70% of the Group's $2.2bn equity exposure in face value terms (previously 95% at 31 March 2003). The effective exposure to equities, as a percentage of total investments for shareholders' funds and technical reserves, has risen from approximately 13% at 31 March 2003 to approximately 18% at 30 June 2003. The programme structure would continue to be assessed in the context of the Group's view of equity markets, its capital position and the costs of the programme.

1 July 2003

Sale of IAG's health arm to MBF incorporates innovative product marketing alliance

IAG and the Medical Benefits Fund of Australia Limited (MBF) announced that IAG had agreed to sell its health insurance underwriting and claims operations, NRMA Health, to MBF for A$100 m.

The purchase incorporates an exclusive six-year alliance in which IAG – operating as NRMA Insurance, SGIC and SGIO – will offer customers competitive health insurance products underwritten by MBF.

Share Price Trends & Top 20 Registered Holdings

A. Performance of ordinary share price relative to the Australian all ordinaries and insurance indices to 30 June 2004



200
180
160
140
120
100
80
60
40
20
0
Aug-00
Feb-01
Aug-01
Feb-02
Aug-02
Feb-03
Aug-03
Feb-04
Aug-04
S&P/ASX200 Index
IAG Share $
MSCI WORLD EX AUS Index
ASX/S&P 200 INSURANCE INDEX

B. Performance of Reset Preference & Subordinated Debt Spread Swap



Spread to swap (bps)
270
220
170
120
70
20
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
IAGPA Spread to swap
IAGPB Spread to swap
NRMA 07 Spread to swap

- The first issue reset preference shares (IAGPA) listed on 5 June 2002. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.80% per annum.
- The second issue of reset preference shares listed on 23 June 2003. They are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.
- The performance of the IAGPA and IAGPB share prices can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.

- The NRMA07 spread to swap represents the 10 'non call' 5 domestic subordinated debt maturing 28 November 2012.

C. Ordinary Shareholders (IAG) as at 30 June 2004

RANK	NAME	SHARES AS AT 30/06/04	% of IC
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	180,044,349	11.32
2	WESTPAC CUSTODIAN NOMINEES LIMITED	126,549,065	7.96
3	NATIONAL NOMINEES LIMITED	126,408,534	7.95
4	CITICORP NOMINEES PTY LIMITED	32,314,299	2.03
5	QUEENSLAND INVESTMENT CORPORATION	24,392,837	1.53
6	WESTPAC FINANCIAL SERVICES LIMITED	19,393,755	1.22
7	ANZ NOMINEES LIMITED	17,861,142	1.12
8	CITICORP NOMINEES PTY LIMITED	15,722,232	0.99
9	COGENT NOMINEES PTY LIMITED	14,155,330	0.89
10	CITICORP NOMINEES PTY LIMITED	13,774,124	0.87
11	AMP LIFE LIMITED	13,016,689	0.82
12	CITICORP NOMINEES PTY LIMITED	9,843,475	0.62
13	CITICORP NOMINEES PTY LIMITED	9,143,484	0.57
14	CITICORP NOMINEES PTY LIMITED	8,477,392	0.53
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	7,137,966	0.45
16	GOVERNMENT SUPERANNUATION OFFICE	6,458,631	0.41
17	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	6,323,063	0.40
18	WESTPAC LIFE INSURANCE SERVICES LIMITED	5,604,887	0.35
19	IOOF INVESTMENT MANAGEMENT LIMITED	5,549,794	0.35
20	IAG SHARE PLAN NOMINEE PTY LTD	5,237,759	0.33

D. Reset Preference (IAGPA) Shareholders as at 30 June 2004

Rank	*Investor*	*# Shares*	*% Issued Capital*
1	WESTPAC CUSTODIAN NOMINEES	622,731	17.79
2	AMP LIFE LIMITED	149,180	4.26
3	CITICORP NOMINEES PTY LIMITED	143,000	4.09
4	JP MORGAN NOMINEES AUSTRALIA LIMITED	127,382	3.64
5	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	120,540	3.44
6	CITIBANK LIMITED	115,000	3.29
7	NATIONAL NOMINEES LIMITED	113,034	3.23
8	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	110,823	3.17
9	SHARE DIRECT NOMINEES PTY LTD	100,000	2.86
10	NET NOMINEES LIMITED	69,293	1.98
11	PERPETUAL TRUSTEE COMPANY LIMITED	40,033	1.14
12	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	37,682	1.08
13	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LTD	36,117	1.03
14	ARGO INVESTMENTS LIMITED	30,800	0.88
15	CAMBOOYA PTY LIMITED	30,650	0.88
16	COGENT NOMINEES PTY LIMITED	28,189	0.81
17	UBS NOMINEES PTY LIMITED	24,381	0.70
18	BRENCORP NO 11 PTY LIMITED	22,500	0.64
19	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED	22,217	0.63
20	J B WERE CAPITAL MARKETS LIMITED	22,065	0.63

E. Reset Preference (IAGPB) Shareholders as at 30 June 2004

Rank	Investor	# Shares	% Issued Capital
1	AMP LIFE LIMITED	218,071	10.90
2	JP MORGAN NOMINEES AUSTRALIA LIMITED	201,367	10.07
3	NATIONAL NOMINEES LIMITED	123,300	6.17
4	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	87,110	4.36
5	SHARE DIRECT NOMINEES PTY LTD	86,000	4.30
6	NET NOMINEES LIMITED	69,468	3.47
7	WESTPAC CUSTODIAN NOMINEES LIMITED	66,550	3.33
8	CITICORP NOMINEES PTY LIMITED	63,600	3.18
9	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	62,496	3.12
10	JB WERE CAPITAL MARKETS LIMITED	51,744	2.59
11	PERPETUAL TRUSTEE	50,553	2.53
12	COMMONWEALTH BANK OF AUSTRALIA	50,000	2.50
13	COGENT NOMINEES PTY LIMITED	48,284	2.41
14	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED	47,827	2.39
15	UBS NOMINEES PTY LTD	41,604	2.08
16	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	41,063	2.05
17	ANZ NOMINEES LIMITED	35,276	1.76
18	ANZ BANKING GROUP LTD	30,450	1.52
19	MRS FAY CLEO MARTIN-WEBER	20,000	1.00
20	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	17,929	0.90